As filed with the Securities and Exchange Commission on May 7, 2010

Registration No. 333- 132850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 4

to

FORM S-1

Registration Statement

Under

The Securities Act of 1933

LPATH, INC.

(Exact name of Registrant as specified in its Charter)

Nevada	2836	16-1630142
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification No.)

6335 Ferris Square, Suite A, San Diego, California 92121 Phone: (858) 678-0800	Scott R. Pancoast Chief Executive Officer 6335 Ferris Square, Suite A, San Diego, California 92121 Phone: (858) 678-0800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number of agent for service)

Copies to:

Jeff Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Tel: (858) 677-1400

Fax: (858) 677-1401

Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $.001 per share (2)	23,111,393	$1.45(3)	$33,511,520	$3,585.73
Class A Common Stock, $.001 per share (4)	4,630,611	$1.50(5)	6,945,917	743.21
Class A Common Stock, $.001 per share (4)	483,091	$0.80(5)	386,473	41.35
Class A Common Stock, $.001 per share (4)	1,560,000	$0.60(5)	936,000	100.15
Class A Common Stock, $.001 per share (4)	588,000	$0.80(5)	470,400	50.33
Class A Common Stock, $.001 per share (4)	390,000	$0.05(5)	19,500	2.09
Class A Common Stock, $.001 per share (4)	664,244	$1.50(5)	996,366	106.61
Class A Common Stock, $.001 per share (4)	531,394	$0.16(5)	85,023	9.10
Total	31,958,733		$43,351,199	$4,638.57(6)

(1)	In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.
(2)	Represents shares of Class A common stock currently outstanding to be sold by the selling security holders.
(3)	Fee calculated in accordance with Rule 457(c) of the Securities Act. Estimated for the sole purpose of calculating the registration fee. We have based the fee calculation on the average of the last reported bid and ask price for our common stock on the OTC Bulletin Board on March 28, 2006.
(4)	Represents shares of Class A common stock issuable upon the exercise of outstanding warrants.
(5)	Pursuant to Rule 457(g), calculated based upon the exercise price of the warrants held by the selling security holders.
(6)	Registration fee has been previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED, MAY 7, 2010

LPATH, INC.

25,459,514 shares of Common Stock

6,086,025 shares of Common Stock Issuable Upon the exercise of Warrants

The prospectus relates to the resale by certain selling security holders of Lpath, Inc. of up to 31,545,539 shares of our Class A common stock in connection with the resale of:

•	up to 25,459,514 shares of our Class A common stock which were issued in connection with a merger transaction and private placements; and

•

up to 6,086,025 shares of our Class A common stock which may be issued upon exercise of certain warrants issued in connection with a merger transaction and private placements (of which 2,348,121 shares of our Class A common stock have already been issued upon the exercise of such warrants).

The selling security holders may offer to sell the shares of Class A common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices. For a description of the plan of distribution of the shares, please see page 16 of this prospectus.

Our Class A common stock is traded on the OTC Bulletin Board under the symbol “LPTN.” On April 28, 2010, the closing sale price of our Class A common stock on the OTC Bulletin Board was $0.70.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of the prospectus is May    , 2010.

You should rely only on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling security holders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date. In this prospectus, (i) “Lpath,” “the Company,” “we,” “us,” and “our” refer to Lpath, Inc., a Nevada corporation, unless the context otherwise requires; (ii) references to “Lpath Therapeutics” or “LTI” refer to Lpath Therapeutics, Inc., our wholly owned subsidiary; and (iii) references to “common stock” or “Class A common stock” refer to the Company’s Class A common stock, par value $0.001.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements, and the notes to the financial statements.

Overview

Lpath, Inc. is a biotechnology company focused on the discovery and development of lipidomic-based therapeutics, an emerging field of medical science whereby bioactive lipids are targeted to treat human diseases.

ASONEP

Our lead product candidate, ASONEP™, is the systemic formulation of Sonepcizumab, a humanized monoclonal antibody (“mAb”) against sphingosine-1-phosphate (“S1P”). Sphingomab™ is the original mouse version of this monoclonal antibody. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was tested as a treatment for cancer.

In the Phase 1 trial, ASONEP was well tolerated at dose-levels ranging from 1 mg/kg to 24 mg/kg. Other than minor infusion-related reactions observed at the highest dose of 24 mg/kg, ASONEP was equally well tolerated across all doses that were tested. More than half the patients that completed the initial four-treatment evaluation period showed stable disease. Durable stable disease was observed in several patients. Based on ASONEP’s safety profile including the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP for efficacy in Phase 2 clinical trials is warranted. We are now in the process of determining the appropriate Phase 2 strategy and protocol, as well as completing other tasks required to move ASONEP into Phase 2 clinical trials.

In 2008, we entered into a License Agreement (the “Merck Agreement”) with Merck KgaA, (“Merck”), as amended in September 2009, pursuant to which Merck has agreed to collaborate, through its Merck-Serono division, with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon such termination Merck KGaA relinquished all rights to the ASONEP program.

iSONEP

Our second product candidate is iSONEP™, the ocular formulation of Sonepcizumab. iSONEP is administered by intravitreal injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms would suggest: (i) iSONEP might have a comparative advantage over currently marketed products for “wet” age-related macular degeneration (“wet AMD”) and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy, dry AMD, and glaucoma-related surgery.

In 2009, we completed a Phase 1 clinical trial in which iSONEP was tested as a treatment for wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in an encouraging number of patients in this clinical study, the most common being regression in choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs which are the predominant market leaders for the treatment of wet AMD. We are currently planning to begin the iSONEP Phase 2 trials in late 2010 to further investigate the biological effects observed in the Phase 1 trial.

Lpathomab

Lpathomab™ , our third product candidate, is a mAb against lysophosphatidic acid (“LPA”), a key bioactive lipid that has long been recognized as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain and plays a key role in pulmonary fibrosis. We have two lead humanized mAbs that inhibit LPA. These mAbs are being tested against each other in various models of human disease to determine which of these could be most likely to succeed in human clinical trials. The target date to begin testing Lpathomab in human clinical trials is in 2011.

Corporate Background

Lpath Therapeutics Inc., our predecessor company, was incorporated in September 1997 in the state of Delaware as Medlyte Diagnostics, Inc. The company commenced operations in January 1998. Our predecessor company changed its name to Medlyte, Inc. in July 2001 and to Lpath Therapeutics Inc. in July 2004.

Effective November 30, 2005, Neighborhood Connections, Inc. (“NCI”), a publicly traded Nevada corporation, completed the acquisition of Lpath Therapeutics, Inc. (“LTI”) through a reverse triangular merger in which Neighborhood Connections Acquisition Corporation (“NCI Sub”), a wholly owned subsidiary of NCI formed solely for the purpose of facilitating the merger, merged with and into LTI (“the Merger”). LTI was the surviving corporation in the Merger and, as a result, became a wholly owned subsidiary of NCI. On December 2, 2005, NCI amended its Articles of Incorporation to change its name to Lpath, Inc.

Although NCI acquired LTI as a result of the Merger, the stockholders of LTI received a majority of the voting interest in the combined enterprise as consideration for entering into the Merger. Additionally, the Merger resulted in LTI’s management and Board of Directors assuming operational control of NCI. At the time of the Merger, NCI fell within the definition of a “shell company” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934.

Immediately preceding the Merger on November 30, 2005, LTI raised $6.0 million through the private placement of units consisting of two shares of LTI common stock and one LTI warrant.

For accounting purposes, this Merger is being accounted for in accordance with guidance set forth for transactions of this type by the Securities and Exchange Commission, which views mergers of this type to be capital transactions rather than business combinations. Therefore, the Merger was accounted for as the issuance of LTI common stock by LTI for the net monetary assets of NCI, accompanied by a recapitalization.

Selected Risk Factors

Investing in our common stock involves substantial risk. Before participating in this offering, you should carefully consider all of the information in this prospectus, including risks discussed in “Risk Factors” beginning on page 3. Some of our most significant risks are:

•	We have a history of net losses and we may never achieve or maintain profitability.

•	We will require substantial additional financing in order to carry out our planned activities in 2010 and beyond.

•	The results of our clinical trials may not support either further clinical development or the commercialization of our drug candidates.

•	We may fail to obtain required governmental approvals for our drug candidates.

•

Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Corporate Office

Our offices are located at 6335 Ferris Square, Suite A, San Diego, California 92121. Our telephone number is (858) 678-0800. Our website can be found at www.lpath.com.

THE OFFERING

Key Facts of the Offering

Shares of Class A common stock being registered	25,459,514

Total shares of Class A common stock outstanding as of the date of this prospectus	52,931,071

Number of shares of Class A common stock issuable upon the exercise of warrants	6,086,025 (of which 2,348,121 warrants have been exercised)

Total proceeds raised by us from the disposition of the Class A common stock by the selling security holders or their transferees

We will receive no proceeds from the disposition of already outstanding shares of Class A common stock by the selling security holders or their transferees.

As of April 30, 2010, we have received proceeds of $1,581,961 from the exercise of 2,348,121 warrants covered by this prospectus. We may receive proceeds of up to an additional $8,238,562 from the exercise of the remaining 6,086,025 unexercised warrants covered by this prospectus.

Summary Financial Data

The following summary audited financial information for the fiscal years ended December 31, 2009 and 2008, includes balance sheet and statement of operations data from our audited financial statements. The information contained in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included in this prospectus.

	Lpath, Inc. For the Year Ended December 31,
Statement of Operations Data:	2009	2008
Revenues	$11,909,270	$2,861,149
Research and Development Expense	6,628,200	10,116,124
General and Administrative Expense	3,479,326	4,480,260
Income (loss) from Operations	1,801,744	(11,735,235)
Net Income (loss)	3,983,010	(11,459,985)
Loss per Share	$0.07	$(0.24)

	December 31,
Balance Sheet Data:	2009	2008
Working Capital	$4,799,813	$3,261,433
Total Assets	7,869,974	9,421,952
Current Liabilities	1,893,776	5,375,244
Total Stockholders’ Equity	$1,876,198	$3,569,800

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements of our expectations, intentions, plans, and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These forward-looking statements are principally contained in the section captioned “Business” under Item 1 below and the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under Item 7 below. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to: statements regarding our research and development programs; proposed marketing and sales; patents and regulatory approvals; the effect of competition and proprietary rights of third parties; the need for and availability of additional financing and our access to capital; the trading of our common stock; the seeking of joint development, licensing or distribution and collaboration and marketing arrangements with pharmaceutical companies; and the period of time for which our existing cash will enable us to fund our operations. In addition to the items described in Item 1A of this report under the heading “Risk Factors,” many important factors affect our ability to achieve our stated objectives and to successfully develop and commercialize any product candidates, including, among other things, our ability to: obtain substantial additional funds, obtain and maintain all necessary patents or licenses, demonstrate the safety and efficacy of product candidates at each stage of development, meet applicable regulatory standards and receive required regulatory approvals, meet obligations and required milestones under agreements, be capable of manufacturing and distributing products in commercial quantities at reasonable costs, compete successfully against other products and to market products in a profitable manner. Therefore, prospective investors are cautioned that the forward-looking statements included in this report may prove to be inaccurate and our actual results or performance may differ materially from any future results or performance expressed or implied by the forward-looking statements. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. These forward-looking statements represent beliefs and assumptions only as of the date of this report. Except to the extent required by applicable laws or rules, we do not undertake any obligation to update any forward-looking statements or to announce revisions to any of the forward-looking statements.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks primarily associated with our business:

We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

We are in the early stages of drug development, and have not received FDA approval for marketing any of our drug candidates. We have only generated approximately $16.8 million in revenues to date from grants to support our research and development activities and revenues paid under our collaboration agreement with Merck. We have a history of significant net losses, and we used net cash of $1,055,000 during fiscal 2009 and net cash of $6,192,000 during fiscal 2008 to support our operations. As of December 31, 2009, we had an accumulated deficit of approximately $32.4 million. We expect to incur significant operating losses for the foreseeable future as we continue to develop and seek regulatory approval for our drug candidates. In addition, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. We cannot provide you any assurance that any of our drug candidates will receive regulatory approval or that we will ever achieve profitability and, even if we achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of drug development.

The report of our independent registered public accounting firm on our 2009 consolidated financial statements contains a going concern modification, and we will require substantial additional financing in order to carry out our planned activities in 2010 and beyond.

As of December 31, 2009, we had an available cash balance of approximately $6.2 million. The report of our independent registered public accounting firm included in this Annual Report stated that certain factors, including our history of net losses and the net cash required for our operating activities, when compared with our net cash position, raise substantial doubt as to our ability to continue as a going concern. We received $8 million from Merck in 2009 under the terms of the Merck Agreement to support the clinical development of our lead drug candidate, ASONEP. However, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Consequently we will need to seek additional sources of funding during 2010 to support our operations under our current operating budget. Potential sources of the additional funding we will need include further support from NIH grants or the sale of equity securities. We have budgeted that we will expend between $9 and $12 million in 2010 for our ongoing drug discovery and development efforts, including general and administrative expenses. As a result, we will be required to secure additional capital to continue to fund our research and development projects beyond 2010, and/or significantly delay them.

Under most foreseeable scenarios, we expect we will be required to issue additional equity or debt securities or enter into other financial arrangements, including relationships with corporate and other partners, to secure additional funds. As widely reported, financial markets in the United States and abroad have been experiencing extreme disruption, including, among other things, extreme volatility in securities prices, severely diminished liquidity and financing and credit availability, rating downgrades of certain investments and declining valuations of others. Depending upon market conditions, we may not be successful in raising sufficient additional capital to support our 2010 budgeted operations or our long-term requirements. If we fail to raise sufficient additional financing, we will not be able to develop our product candidates, we will be required to reduce staff, reduce or eliminate research and development, slow the development of our product candidates and outsource or eliminate several business functions. In such event, our business, prospects, financial condition and results of operations could be materially adversely affected, and we may be required to cease operations.

We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•	the time and resources required to develop, conduct clinical trials and obtain regulatory approvals for our drug candidates;

•	the expenses we incur for research and development required to develop our drug candidates and to maintain and improve our technology;

•	the costs to attract and retain personnel with the skills required for effective operations; and

•	the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

In addition, our budgeted expense levels are based in part on our expectations concerning future revenues. However, our ability to generate any revenues depends largely on the progress of our drug candidates through clinical trials, and ultimately on receiving marketing approval from the FDA, which is difficult to forecast accurately. We may be unable to adjust our operations in a timely manner to compensate for any unexpected shortfall in revenues. As a result, a significant shortfall in our planned revenues could have an immediate and material adverse effect on our business and financial condition.

We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

The development, production and marketing of our products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the FDA in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. The clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. We estimate that the clinical trials for our first product candidate will not be completed before 2014 at the earliest. Significant delays may adversely affect our financial results and the commercial prospects for ASONEP (or our other potential products or any other products we may acquire or in-license).

Any of the following events relating to the regulatory approval of our drug candidates can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations:

•	difficulty in securing centers to conduct trials;

•	difficulty in enrolling patients in conformity with required protocols or projected timelines;

•	unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	inability to maintain a supply of the investigational drug in sufficient quantities to support the trials;

•

clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license;

•	there can be delays, sometimes long delays, in obtaining approval for our product candidates, including, but not limited, to requests for additional clinical trials;

•	the rules and regulations governing product candidates such as ours can change during the review process, which can result in the need to spend time and money for further testing or review;

•

if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and

•	once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use.

Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution.

In addition, most of our product candidates target lipids, as opposed to proteins, and the FDA has not previously approved any similar product. Thus, we may encounter unexpected safety, efficacy, or manufacturing issues as we seek to obtain marketing approval, and we may never receive approval from the FDA or other governmental authorities for our drug candidates.

The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

Even if our clinical trials are completed as planned, their results may not support either the further clinical development or the commercialization of our product-candidates. The FDA or government authorities may not agree with our conclusions regarding the results of our clinical trials. In addition, our collaboration partners may decide that the results of our clinical trials do not support further investment by such partners. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any INDs or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

Our collaborations may not be successful.

The collaborations we have entered into, or may enter into in the future, may not be successful due to one or more of the following:

•	disputes with respect to payments that we believe are due under a collaboration agreement;

•	disagreements with respect to ownership of intellectual property rights;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

•	delay of a collaborator’s development or commercialization efforts with respect to our drug candidates; or

•	termination or non-renewal of the collaboration.

In addition, in our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program.

A primary source of revenue, grant funds from the National Institutes for Health, may not continue to be a source of revenue in the future.

Although we have applied for many grants and thus far and have been awarded eight of them, the National Institutes of Health (“NIH”) may not in the future find our applications worthy of such grants. In addition, the NIH requires audits of those recipients of grant funds exceeding $500,000 in any year, a threshold that we exceeded in 2009. Such audits test the allowability and allocation of expenditures and ultimately compliance with OMB Circular A-133 audit requirements. There can be no assurance that we will pass such an audit, and failure to pass could result in a material adverse effect on our cash flow and our business operations.

Our drug-development programs depend upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct our pre-clinical and clinical trials under agreements with us. Such agreements are often standard-form agreements typically not subject to extensive negotiation. These investigators or collaborators are not our employees, and in general we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us.

Our collaborations with outside scientific and clinical advisors may be subject to restriction and change.

We work with scientific and clinical advisors at academic and other institutions who are experts in the fields of oncology, ophthalmology, and autoimmune disorders (such as multiple sclerosis). They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors and collaborators generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the clinical development of our drug candidates.

We are dependent on third-party manufacturers, over whom we have limited control, to manufacture our products.

The manufacturing process of ASONEP, iSONEP, Lpathomab, and any other therapeutic products we may want to commercialize is expected to involve a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our proposed products may be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. We do not have any manufacturing facilities ourselves and expect to rely on one or more third-party manufacturers to properly manufacture our products currently in clinical development as well as any other products we may develop or in-license. We may not be able to quickly replace our manufacturing capacity if we were unable to use a third party’s manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with current GMP requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have our products manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on the price of our shares.

We have a limited product and technology portfolio at the current time.

Although our clinical drug candidates, ASONEP and iSONEP might ultimately show clinical relevance in multiple disease states, we have validated their clinical potential only against cancer and AMD and only in Phase 1 clinical trials with small numbers of patients or in animal models. There can be no assurance that any of our existing products will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

In addition, our ImmuneY2 process of generating monoclonal antibodies against lipid mediators may not be successful against future targets. As such, there can be no assurance that we will be able to develop a monoclonal antibody against our future targets, and thus, we may fail to generate additional clinical candidates for our pipeline.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, we have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Physicians and patients may not accept and use our drugs.

Even if the FDA approves our initial lead product, ASONEP (or any other product we commercialize), physicians and patients may not accept and use it. Acceptance and use of ASONEP, or any of our future products, will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs and the use of controlled substances;

•	cost-effectiveness of our drugs or diagnostic products relative to competing products;

•	availability of reimbursement from government or other healthcare payors for our products; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would severely harm our business.

Our industry is highly competitive, so even if our products ultimately get approved by the FDA, our success depends on our ability to sustain competitive advantages.

The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and, are expected to be increasingly so in the future. Other companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products we have in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor’s product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all.

There are many reasons why a competitor might be more successful than we are, including:

•	Many competitors have greater financial resources and can afford more technical and development setbacks than we can.

•

Many competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than we have in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us.

•

Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed.

•

Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before we do, then it will be authorized to sell its products before we can sell ours. Because the first company “to market” often has a significant advantage over latecomers, a second-place position could result in less-than-anticipated sales.

The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not originally obtained by the drug sponsor. In light of these incentives and especially if our lead product (or our other drug candidates in development or any other products we may acquire or in-license) are commercially successful, other manufacturers may submit and gain successful approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products. Such competition will likely cause a reduction in our revenues.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our drugs or our diagnostic products, if commercialized, the commercial success of our product candidates could be compromised.

Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that our product candidates, if commercialized, are: experimental or investigational; not medically necessary; not appropriate for the specific patient; or not cost-effective.

Reimbursement by Medicare may require a review that will be lengthy and that will be performed under the provisions of a National Coverage Decision process with payment limits as the Secretary of HHS determines appropriate. We cannot guarantee that the Secretary of HHS will act to approve any of our products, if commercialized, on a timely basis, or at all. In addition, there have been and will most likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. Any future changes in Medicare reimbursement that may come about as a result of enactment of healthcare reform or of deficit-reduction legislation will likely continue the downward pressure on reimbursement rates. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. In certain countries outside the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. Third party payors, including Medicare, are challenging the prices charged for medical products and services. In addition, government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for many drugs and diagnostic products. If government and other third-party payors do not provide adequate coverage and reimbursement for our products, it may adversely affect our business. Since policy-level reimbursement approval is required from each private payor individually, seeking such approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement approval from Medicare and private payors for any of our products, or if the amount reimbursed is inadequate, our ability to generate revenue will be limited.

Health care reform, which includes amendments to the Food and Drug Act, may adversely impact our business.

The United States government and other governments have shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely impact:

•	the pricing of healthcare products in the United States or internationally; and

•	the amount of reimbursement available from governmental agencies or other third party payors.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing may cause our revenue to decline, and we may need to revise our research and development programs.

On September 27, 2007, the Food and Drug Administration Amendments Act of 2007 (the “FDAAA”) was enacted, giving the FDA enhanced post-market authority, including the authority to require post-market studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluation and mitigation strategies approved by the FDA. The FDA’s exercise of its new authority could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, increased costs to assure compliance with new post-approval regulatory requirements, and potential restrictions on the sale of approved products.

We may incur significant or currently undeterminable costs in complying with environmental laws and regulations.

We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we will store these materials and wastes resulting from their use at our or our outsourced laboratory facility pending their ultimate use or disposal. We will contract with a third party to properly dispose of these materials and wastes. We will be subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

We may be subject to product liability claims.

The development, manufacture, and sale of pharmaceutical products expose us to the risk of significant losses resulting from product liability claims. Although we intend to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or it may not cover certain potential claims against us.

We may not be able to afford to obtain insurance due to rising costs in insurance premiums in recent years. If we are able to secure insurance coverage, we may be faced with a successful claim against us in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable to us, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending ourselves may have a material adverse impact on our operations.

If we lose the services of key management personnel, we may not be able to execute our business strategy effectively.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our Chief Executive Officer, Scott Pancoast, and our founder and Chief Scientific Officer, Roger Sabbadini, Ph.D., are all critical to our overall management as well as the development of our technology, our culture and our strategic direction. None of our executive officers and key employees has long-term employment contracts with us, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could materially harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. We expect that as more companies in the biotechnology and pharmaceutical industries establish programs to discover drugs that target bioactive lipids, the demand for scientists with experience working with bioactive lipids will increase. As that demand increases, it is likely that certain of our competitors will directly target certain of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate our existing employees.

We may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals, particularly in the Southern California area, is intense. Even though the current economic conditions have somewhat softened demand for qualified personnel, we expect that over the longer term we will continue to face stiff competition and may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success.

Risks associated with our intellectual property

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets to us. Events outside of our control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect our operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or we may choose not to protect certain innovations that later turn out to be important for our business. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following:

•

The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then we will not be able to prevent imitation and any product may not be commercially viable.

•

Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of the patents that we have in-licensed, the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents we have in-licensed is found to be invalid, we may lose competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements.

•

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates.

•

Although we try to avoid infringement, there is the risk that we will use a patented technology owned by another person or entity and/or be sued for infringement. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly legal actions, and there can be no guarantee of a successful outcome.

Specifically, we have filed patents to protect our compositions of matter and methods to treat several disease states, including cancer, cardiovascular disease, cerebrovascular disease, hyperproliferative diseases, and angiogenesis. We do not know whether our claims will be granted. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We may in the future be subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of our technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products, which would limit our prospects for profitability.

Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators or us could lead to:

•	payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

•	we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, an adverse determination also could prevent us from offering our products to the marketplace.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

Risks primarily associated with Our stock:

The price of our common stock may be volatile.

Our common stock is traded on the Over-the-Counter Bulletin Board (“OTCBB”) and is quoted under the symbol LPTN.OB. The OTCBB is an inter-dealer, over-the-counter market that provides significantly less liquidity than a listing on the Nasdaq Stock Markets or other national securities exchange. Quotes for stocks included on the OTCBB are not listed in the financial sections of newspapers as are those for the Nasdaq Stock Market. Therefore, prices for securities traded solely on the OTCBB may be difficult to obtain.

In addition, the trading price of our common stock has in the past and may continue to fluctuate substantially. Our common stock is subject to fluctuations for the following reasons:

•	price and volume fluctuations in the overall stock market from time to time;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	the announcement of collaboration agreements to pursue further clinical development of our drug candidates;

•	sales of large blocks of our stock;

•	departures of key personnel;

•	changes in the regulatory status of our product candidate or clinical trials;

•	announcements of new products or technologies;

•	regulatory developments in the United States and other countries; and

•	failure of our common stock to be listed quoted on the Nasdaq Capital Market, American Stock Exchange or other national market system.

If shares of our common or preferred stock available for issuance or shares eligible for future sale were introduced into the market, it could hurt our stock price.

We are authorized to issue 100,000,000 shares of common stock. As of December 31, 2009, there were an aggregate of 74,529,455 shares of our common stock issued and outstanding on a fully diluted basis. That total includes 5,358,681 shares of our common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, and 16,143,466 shares of common stock that may be issued upon the exercise of outstanding warrants. The exercise of outstanding options and/or warrants may cause substantial dilution to those who hold shares of common stock prior to such exercises. In addition, sales of substantial amounts of the common stock in the public market by these holders or perceptions that such sales may take place may lower the common stock’s market price.

We may sell our authorized, but unissued, common stock to satisfy our funding requirements. We are also authorized to issue 5,000,000 shares of preferred stock, without stockholder approval. The preferred stock may have rights that are superior to the rights of the holders of our common stock, at a purchase price then approved by our Board of Directors. The sale or the proposed sale of substantial amounts of our common or preferred stock in the public markets may adversely affect the market price of our common stock and our stock price. Our stockholders may also experience substantial dilution.

Our common stock is considered “a penny stock” and, as a result, it may be difficult to trade a significant number of shares of our common stock.

The Securities and Exchange Commission (“SEC”) has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Our stock is currently less than $5.00 per share, and is classified as a “penny stock.” As a result, any broker or dealer selling our stock must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase our securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We currently intend to invest our future earnings, if any, to fund the development and growth of our business. In addition, our credit facility restricts our ability to pay dividends. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our holders have purchased their common stock.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which may adversely affect our operating results, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in our operating results and in the accuracy of our financial reports and could have a material adverse effect on our business and on the price of our common stock.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our first report on compliance with Section 404 is expected to be in connection with our financial statements for the year ending December 31, 2010. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or SEC, is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate. Even after we develop these new procedures additional weaknesses in our internal control over financial reporting may be discovered. In addition, in the process of evaluating our internal control over financial reporting we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC and investors may lose confidence in our operating results and the price of our common stock could decline. Furthermore, if we or our auditors are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404 we may be subject to sanctions or investigations by regulatory authorities such as the SEC and we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our business and on the price of our common stock and our ability to access the capital markets.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees. As of April 27, 2009, we have received $1,529,195 from the exercise of 2,291,227 warrants covered by this prospectus and we may receive up to an additional $8,238,562 from the exercise of the remaining unexercised warrants covered by this prospectus. The additional proceeds we could receive from the exercise of such warrants have not yet been earmarked for any specific use beyond working capital needs because there is no certainty that we will ever receive any proceeds from the exercise of such warrants. The proceeds we received from the outstanding shares of Class A common stock covered by this prospectus, which were sold by us in private placements, are intended to be used to advance our various programs, including clinical development of our most advanced programs.

SELLING SECURITY HOLDERS

We are registering the following: (i) shares of our Class A common stock purchased by investors in our 2005 and 2006 private placement offerings, (ii) shares of our Class A common stock issuable upon the exercise of warrants purchased by those investors in the same offerings, (iii) shares of our Class A common stock purchased by bridge-loan holders upon conversion of outstanding convertible promissory loans, including accrued interest, (iv) shares of our Class A common stock issuable upon the exercise of warrants purchased by the bridge loan holders, (v) shares of our Class A common stock issuable upon the warrants issued to the placement agent and sub-agents engaged in our 2005 and 2006 private placements, and (vi) shares of Class A common stock issuable upon the exercise of certain warrants previously issued by us to investors and consultants.

We are also registering a total of 11,833,183 shares of our common stock from holders who formerly held shares of common or preferred stock of our predecessor entity, Lpath Therapeutics, Inc. Lpath Therapeutics had issued shares to certain founders, employees, and investors in connection with its formation and on-going activities as a private entity. In connection with the Merger (as previously described), holders of such 11,833,183 shares had their shares exchanged for a like number of shares of our Class A common stock.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Percentage ownership information after the offering is based on 53,027,308 shares of Class A common stock outstanding as of March 31, 2010.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

Selling Security Holder (2)	Common Stock Beneficially Owned Before Offering	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Donald R. Swortwood Trust Dated July 7, 1995 (3)	6,353,633	572,085	5,781,548	*
Letitia H. Swortwood Revocable Trust #1 Dated September 16, 1992 (4)	6,274,675	572,085	5,702,590	*
Roaring Fork Capital SBIC LP	3,926,894	1,125,000	2,801,894	*
Johnson & Johnson Development Corporation	1,622,544	176,468	1,446,076	*
The Peierls Foundation, Inc. (5)	2,361,760	1,440,000	851,760	*
Biogen Idec MA, Inc.	2,674,240	156,250	2,517,990	*
Granadilla Holdings Limited	468,750	468,750	—0—	*
Donald J. Fleischli & Mary Ellen Fleischli for DJF Holdings, Inc. P.S.P. & Trust DTD 2/25/88	355,329	355,329	—0—	*
Ronald T. Smith	394,740	394,740	—0—	*
James C. Allen	375,000	375,000	—0—	*
Robert E. Klepper	240,000	240,000	—0—	*
Marrell Enterprises, L.L.C.	389,450	389,450	—0—	*
Jeffrey S. Carstens	200,000	200,000	—0—	*
Wyatt S. Smith	200,000	200,000	—0—	*
Jonathan Hausman	297,500	297,500	—0—	*
Philip and Debra Sobol Trust	297,500	297,500	—0—	*

Selling Security Holder (2)	Common Stock Beneficially Owned Before Offering	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
E. Jeffrey Peierls	3,514,671	240,000	1,674,671	*
Philip John Crotty and Elisa Bulawan Crotty, as Joint Tenants	187,500	187,500	—0—	*
R & R Biotech Partners, LLC	187,500	187,500	—0—	*
Richard A. Salvador & Carole A Salvador, as Joint Tenants	187,500	187,500	—0—	*
Richard Paul Blundell	187,500	187,500	—0—	*
Stanley Picheny	187,500	187,500	—0—	*
Trust Bank of Colorado as Custodian for the Stephen James Individual Retirement Account	119,185	119,185	—0—	*
David A. Purcell & Jean R. Purcell, Trustees, The Purcell Family Trust	119,072	119,072	—0—	*
Sundt Family Trust Dated 2/1/00 (6)	120,066	120,066	—0—	*
Sundt Memorial Foundation #	52,632	52,632	—0—	*
Fran Fox Trust UTA Dtd Jan 1 -80	203,750	203,750	—0—	*
Marvin S. Hausman	293,750	293,750	—0—	*
Louis Cornacchia	153,948	153,948	—0—	*
American Charter & Marketing, LLC	220,000	220,000	—0—	*
Brender Services Limited	220,000	220,000	—0—	*
Suncraft Limited	220,000	220,000	—0—	*
The Campanile Foundation as custodian for the Roger & Gail Sabbadini Quasi Endowment Fund	100,000	100,000	—0—	*
Brian E. Peierls	2,897,121	160,000	1,137,121	*
U.D. Ethel F. Peierls Charitable Lead Trust (7)	245,551	160,000	85,551	*
Charles M. Ewell Jr. & Valerie A. Ewell, Trustees, The Ewell Family Trust U/D.T 2/29/96	99,245	99,245	—0—	*
William Norgren	99,245	99,245	—0—	*
The Dahle-Croot Family Trust	144,300	144,300	—0—	*
Richard Middelberg	176,612	176,612	—0—	*
Thomas R. Clotfelter Personal Property Trust Dated May 14, 1997	106,422	106,422	—0—	*
Dennis J. Ziengs	156,875	156,875	—0—	*
Wallace J. Lovelace	118,422	118,422	—0—	*
Lawrence M. Richman, M.D., Inc. Profit Sharing Trust	117,435	117,435	—0—	*
Gary B. Davis	226,331	112,500	113,831	*
Thomas G. Walsh	93,750	93,750	—0—	*
Joann McIntosh #	9,375	9,375	—0—	*
Carl J. Stolle	93,750	93,750	—0—	*
Eamonn Hughes	93,750	93,750	—0—	*
John A. Malley, M.D.	93,750	93,750	—0—	*
Kenneth B. Cox and Sally A. Cox, as Joint Tenants	93,750	93,750	—0—	*
L. Sari Rangkuty	109,750	109,750	—0—	*
Magic Train, LLC	93,750	93,750	—0—	*
Peter-Paul Stengel	93,750	93,750	—0—	*
Scott Pancoast	1,809,855	34,138	1,775,717	*
Scott T. McKillip	93,750	93,750	—0—	*
Seashore Investment Ltd.	93,750	93,750	—0—	*
Summit View Partnership	93,750	93,750	—0—	*
Tam Cheuk Ho	93,750	93,750	—0—	*
The Benincasa Family Trust	93,750	93,750	—0—	*
Toni Feldmeier	93,750	93,750	—0—	*
David F. Hale & Linda C. Hale Trustees UDT Dated February 10, 1986	59,537	59,537	—0—	*

Selling Security Holder (2)	Common Stock Beneficially Owned Before Offering	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Goslings	86,349	86,349	—0—	*
R.J. Kelly	86,349	86,349	—0—	*
Douglas Wall #	28,686	26,316	2,370	*
Stephen L. Sadle	78,948	78,948	—0—	*
VentureAdvisers.com, Inc.	167,017	167,017	—0—	*
NFS/FMTC FBO Theresa Luise Trzcinka	178,497	26,316	152,181	*
Livorno Latin America Promotions B.V.	75,000	75,000	—0—	*
Norbert V. Mang	110,000	110,000	—0—	*
Purple Dot Limited	110,000	110,000	—0—	*
Shipman & Goodwin Profit Sharing Plan fbo James T. Betts	75,000	75,000	—0—	*
The Clough Family Revocable Trust of 2003	75,000	75,000	—0—	*
Walter Bowen and Janet Bowen, as Joint Tenants	110,000	110,000	—0—	*
Charles Schwab, Inc. Custodian for Dr. Thomas M. Hall IRA Contributory	60,000	60,000	—0—	*
Carol S. Dickenson	39,698	39,698	—0—	*
Sandon J. Purcell	39,691	39,691	—0—	*
Scott D. Purcell	39,691	39,691	—0—	*
Arthur R. Tyrrell and Julie A. Tyrrell, as Joint Tenants	56,250	56,250	—0—	*
Judith Brownstein and Joel Brownstein, as Joint Tenants	54,000	54,000	—0—	*
Albion Management, Inc. Supplementary Retirement Plan Trust (8)	46,875	46,875	—0—	*
Dick J. Crabb	46,875	46,875	—0—	*
Jeffrey F. Jones	46,875	46,875	—0—	*
Jeffrey S. Carstens & Theresa L. Carstens, as Joint Tenants	46,875	46,875	—0—	*
Marilyn Heller	46,875	46,875	—0—	*
Mark W. Surrey, Trustee of the Mark W. Surrey Trust dated December 28, 2004	46,875	46,875	—0—	*
Martin I. Shelton	46,875	46,875	—0—	*
Neil R. Miller, Trustee of the Miller Trust Dated March 25, 1988	46,875	46,875	—0—	*
Rolfe M. Hanna	46,875	46,875	—0—	*
Scott W. Hansen DVM & Paula Dorais - Hansen, as Joint Tenants	46,875	46,875	—0—	*
Shawn D. Ghatan	46,875	46,875	—0—	*
Stan Lunde	46,875	46,875	—0—	*
Steven M. Sobol	46,875	46,875	—0—	*
Trulem Financing N.V.	46,875	46,875	—0—	*
Vicky Lynn Karen	46,875	46,875	—0—	*
Wesley J. Paul	46,875	46,875	—0—	*
William Lee Crist	46,875	46,875	—0—	*
William P. Graham	46,875	46,875	—0—	*
Jeff D. Anderson	75,000	45,000	30,000	*
William Howard Fury	44,211	44,211	—0—	*
Cornelius Matwijecky	39,474	39,474	—0—	*
David H. Shetler	39,474	39,474	—0—	*
Howard Lifshutz and Esther Lifshutz as Joint Tenants	39,474	39,474	—0—	*
Mel Craw	39,474	39,474	—0—	*
Richard I. Fedder	39,474	39,474	—0—	*
David Rapoport	37,500	37,500	—0—	*
Penelope S. McTaggart	37,500	37,500	—0—	*

Selling Security Holder (2)	Common Stock Beneficially Owned Before Offering	Shares of Common Stock Being Offered in the Offering (1)	Common Stock Beneficially Owned After Offering (1)	Percent After Offering
Mike Demoreuille	10,000	10,000	—0—	*
Lawrence Monaldo	19,737	19,737	—0—	*
Lawrence T. Herman	19,737	19,737	—0—	*
Martha Ann Fury	18,948	18,948	—0—	*
Monhegan Partners, L.P.	15,789	15,789	—0—	*
Micheal Trevor Page	6,000	6,000	—0—	*
Richard E. Albert	7,896	7,896	—0—	*
Richard A. Schatz Revocable Trust 06/28/02	5,000	5,000	—0—	*
Thomas R. Young M.D.	5,000	5,000	—0—	*
Michael Buono	2,000	2,000	—0—	*
Joseph A. Ligutti	1,000	1,000	—0—	*
Neil Berkley	1,000	1,000	—0—	*
Aurora Thompson	500	500	—0—	*
Michael C. King	500	500	—0—	*
Adam Hausman	22,944	22,944	—0—	*
Gary Ballen	17,000	17,000	—0—	*
Douglas Wall	66,444	66,444	—0—	*
Henri FM. Marqueni	5,200	5,200	—0—	*
Joel F. Brownstein	5,294	5,294	—0—	*
McGinn Smith & Company, Inc.	259,129	12,000	247,129	*
Triax Capital Management, Inc.	102,940	102,940	—0—	*
General Research Gmbh	4,000	4,000	—0—	*

*	Less than 1.0%
**	Registered broker-dealer
***	Affiliate of a registered broker-dealer
#	Shares of Class A common stock and warrants held by this selling security holder were received as a gift transfer from one or more existing selling security holders.
(1)	Includes shares of Class A common stock issuable upon the exercise of warrants, and is adjusted to reflect the sale of shares pursuant to this offering.
(2)	Address is c/o Lpath, Inc., 6335 Ferris Square, Suite A, San Diego, California 92121.
(3)	Donald Swortwood is the trustee of the Donald R. Swortwood Trust Dated July 7, 1995 and has the voting and investment power of the shares of our Class A common stock held by the Donald R. Swortwood Trust Dated July 7, 1995. Mr. Swortwood owns 50% of Western States Investment Corporation (“WSIC”) and has voting and investment power of the shares of common stock owned by WSIC.
(4)	Letitia Swortwood is the trustee of the Letitia H. Swortwood Revocable Trust #1 Dated September 16, 1992 and has the voting and investment power of the shares of our Class A common stock held by the Letitia H. Swortwood Revocable Trust #1 Dated September 16, 1992. Ms. Swortwood owns 50% of Western States Investment Corporation (“WSIC”) and has voting and investment power of the shares of common stock owned by WSIC.
(5)	Mr. E. Jeffrey Peierls is the President and a Director of The Peierls Foundation, Inc. and has voting and investment power over the shares of our Class A common stock held by Mr. E. Jeffrey Peierls is the President and a Director of The Peierls Foundation, Inc.
(6)	Jon Sundt is the trustee of the Sundt Family Trust Dated 2/1/00 and has the voting and investment power of the shares of our Class A common stock held by the Sundt Family Trust Dated 2/1/00.
(7)	Mr. E. Jeffrey Peierls is the trustee of the U.D. Ethel F. Peierls Charitable Lead Trust and has the voting and investment power of the shares of our Class A common stock held by the U.D. Ethel F. Peierls Charitable Lead Trust.

(8)	Barry S. Marlin is the trustee of the Albion Management, Inc. Supplementary Retirement Plan Trust and has the voting and investment power of the shares of our Class A common stock held by the Albion Management, Inc. Supplementary Retirement Plan Trust.

PLAN OF DISTRIBUTION

The selling security holders, which as used herein includes donees, pledgees, transferees, or other successors-in-interest selling shares of Class A common stock or interests in shares of Class A common stock received after the date of this prospectus from a selling security holder as a gift, pledge, partnership distribution, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of Class A common stock or interests in shares of Class A common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Each of the selling security holders that are identified as a registered broker-dealer in the selling security holders table above is an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the resale of our securities under this prospectus. Any commissions received by such selling security holders and any profit on the resale of the shares of our Class A common stock (including the shares of common stock issuable upon the exercise of the warrants) sold by such security holders while acting as principals will be deemed to be underwriting discounts or commissions. Because it is deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders that are identified as a registered broker-dealer in the selling security holders table will be subject to prospectus delivery requirements under the Securities Act.

The selling security holders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of our Class A common stock short and deliver these securities to close out their short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the Class A common stock offered by them will be the purchase price of the Class A common stock less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144(b)(1) under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

To the extent required, the shares of our Class A common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(b) of the Securities Act.

Penny Stock Regulations

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9, which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny-stock rules, which impose additional sales-practice requirements on broker-dealers that sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny-stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized-risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny-stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny-stock rules require that, prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny-stock rules. Consequently, these penny-stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny-stock rules discourage investor interest in and limit the marketability of our common stock.

Blue Sky Restrictions on Resale

If a selling security holder wants to sell shares of our Class A common stock under this prospectus in the United States, the selling security holders will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s. The broker for a selling security holder will be able to advise a selling security holder as to which states our common stock is exempt from registration with that state for secondary sales.

Any person who purchases shares of our Class A common stock from a selling security holder under this prospectus who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $0.001 per share, of which there are 53,036,434 issued and outstanding as of March 25, 2010. In addition, our authorized capital stock includes Five million (5,000,000) authorized Series A Preferred Shares with a par value of $0.001, Five million (5,000,000) authorized Series B Preferred Shares with a par value of $0.001 and Five million (5,000,000) authorized Series C Preferred Shares with a par value of $0.001. There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.

Common Stock

Holders of shares of Class A common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Class A common stock do not have cumulative voting rights. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the company, the holders of Class A common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Class A common stock are fully paid and non-assessable.

Holders of Class A common stock have no preemptive rights to purchase our Class A common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Class A common stock.

Preferred Stock

Series A Preferred Shares have a par value of $0.001 and such other terms as determined by the board of Directors prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) shares of Class A common stock. Each Series A Preferred Share may be converted into ten (10) shares of Class A common stock upon approval by the Board of Directors.

Series B Preferred Shares have a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) shares of Class A common stock. Each Series B Preferred Share may be converted into two (2) shares of Class A common stock upon approval by the Board of Directors.

Series C Preferred Shares have a par value of $0.001 per share and such other terms as may be determined by the Board of Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Change of Control

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences, or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

Warrants

Set forth below is information concerning the various warrants issued by us to our investors, placement agents, consultants and other persons.

Warrants issued to investors in a private placement in August 2008 (the “August 2008 warrants”).

On August 12, 2008, we entered into a Securities Purchase Agreement (“Purchase Agreement”) with various accredited investors (the “Investors”) pursuant to which the Investors agreed to purchase from us an aggregate of approximately 6.8 million restricted shares of our Class A common stock and 1.7 million warrants exercisable to purchase the Company’s Class A common stock at an exercise price of $1.25 per share for an aggregate purchase price of $6.7 million (“August 2008 Offering”). In accordance with the Purchase Agreement we issued an additional 315,789 restricted shares of our Class A common stock and 78,948 warrants to purchase shares of our Class A common stock.

Exercise Price, Vesting and Term. The August 2008 warrants are exercisable, without any vesting, until August 13, 2013. Each August 2008 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.25.

Cashless Exercise. The August 2008 warrants may be exercised using a cashless exercise procedure.

Transferability. The August 2008 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws. If the transfer of August 2008 warrants is made pursuant to an exemption from registration, we may require the holder of the August 2008 warrant to provides us with (i) a written opinion of counsel and (ii) an executed investment letter. Additionally, we may require that the transferee be an “accredited investor” or a “qualified institutional buyer” (as such terms are defined under SEC rules).

Adjustments. The number of shares of Class A common stock issuable upon the exercise of the August 2008 warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our class A common stock or stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each August 2008 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the August 2008 warrant would have received if such holder had exercised his or her August 2008 warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

Subsequent Equity Sales. In the event that we sell or offer to sell our common stock at price per share less than the exercise price of the August 2008 warrants (“Dilutive Issuance”), then the (i) exercise price of the August 2008 warrant will be adjusted by multiplying the exercise price by a fraction, the numerator of which is the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of our common stock which the aggregate offering price for such Dilutive Issuance would purchase at the then exercise price, and the denominator of which shall be the sum of the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and (ii) number of shares issuable upon the exercise of the August 2008 warrants will be proportionately increased so that we will still receive the same aggregate proceeds from the exercise of the August 2008 warrants after the exercise price reduction as we would have received prior to the exercise price adjustment.

Subsequent Rights Offerings. If we issue rights, options or warrants to all our stockholders entitling them to acquire shares of our common stock at a price per share less than the daily volume weighted average price of our Common Stock at the record date for the issuance of the rights, options and warrants, then the exercise price of the August 2008 warrants will be adjusted by multiplying the exercise price by a fraction, the (x) numerator of which is the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such daily volume weighted average price and (y) denominator of which equals the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of our common stock offered for subscription or purchase.

Pro Rata Distributions. If we distribute to all of our stockholders evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than our Common Stock, then in each such case the exercise price of the August 2008 warrants will be adjusted by multiplying the exercise price of the August 2008 warrant in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction (x) of which the numerator shall be the daily volume weighted average price of our Common Stock on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of our common stock (as determined by the Board of Directors in good faith) and (y) of which the denominator shall be the daily volume weighted average price of our Common Stock on such record date.

Merger, Asset Sale, Etc. If we effect any merger, consolidation, any sale of all or substantially all of our assets or if any tender offer or exchange offer is completed pursuant to which our stockholders are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, then, the holders of the August 2008 warrants will have the right to receive the consideration they would have received in such transaction had they exercised their August 2008 warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. In the event of any all cash transaction, an issuer tender offer or a transaction involving an entity that acquirer is not traded on an exchange or on a Nasdaq market, then the holders of the August 2008 warrants, then we must repurchase the August 2008 warrants at a cash value determined using the Black-Scholes option pricing formula.

Registration. We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the August 2008 warrants. We were required to file a registration statement covering the shares of Class A common stock issuable upon the exercise of the August 2008 warrants within 30 calendar days of the first closing of the August 2008 Offering, which we filed on September 11, 2008. We were required to have that registration declared effective within 120 days of the first closing of the August 2008 Offering. The registration statement covering the shares of Class A common stock underlying the August 2008 warrants was declared effective on September 29, 2008. If we fail to keep the registration statement effective or the selling security holders cannot otherwise sell their August 2008 warrant shares under that registration for 30 consecutive days or for more than an aggregate of 60 calendar days during any 12-month period, then we must pay to each holder of an April 2008 warrant a penalty of 1.25% of the aggregate purchase price for the shares that cannot be sold under the registration statement. paid for each 30-day period or pro rata for any portion following the date by which the registration statement should have been effective (except that such penalty will not include the amount invested with regard to April 2008 warrants that are not in the money at the time of the event for which the penalty is being imposed). We also have to pay a 1.25% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). The maximum penalty is 8.75% of the aggregate purchase price paid by a holder in the August 2008 Offering. We must keep this resale registration statement effective until the first to occur: (A) the date on which all shares covered by such registration statement (i) have been sold or (ii) may be sold pursuant to Rule 144(b)(1) without volume limitation, or (B) 30 days after the August 2008 Warrants expire.

Holder of any August 2008 warrants Not a Stockholder. The August 2008 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

Warrants issued to investors in a private placement in April 2007 (the “April 2007 warrants”).

On April 6, 2007, we entered into a Securities Purchase Agreement (“Purchase Agreement”) with various accredited investors (the “Investors”) pursuant to which the Investors agreed to purchase from us an aggregate of 17.7 million shares of our Class A common stock and 6.2 million April 2007 warrants exercisable to purchase the Company’s Class A common stock at an exercise price of $1.037 per share for an aggregate purchase price of $16.8 million. In addition, we issued 1,707,894 April 2007 warrants to the placement agent in this transaction.

Exercise Price, Vesting and Term. The April 2007 warrants are exercisable, without any vesting, until April 6, 2012. Each April 2007 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.037.

Cashless Exercise. The April 2007 warrants may be exercised using a cashless exercise procedure.

Transferability. The April 2007 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws. If the transfer of April 2007 warrants is made pursuant to an exemption from registration, we may require the holder of the April 2007 warrant to provides us with (i) a written opinion of counsel and (ii) an executed investment letter. Additionally, we may require that the transferee be an “accredited investor” or a “qualified institutional buyer” (as such terms are defined under SEC rules).

Adjustments. The number of shares of Class A common stock issuable upon the exercise of the April 2007 warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our class A common stock or stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each April 2007 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the April 2007 warrant would have received if such holder had exercised his or her April 2007 warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

Subsequent Equity Sales. In the event that we sell or offer to sell our common stock at price per share less than the exercise price of the April 2007 warrants (“Dilutive Issuance”), then the (i) exercise price of the April 2007 warrant will be adjusted by multiplying the exercise price by a fraction, the numerator of which is the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of our common stock which the aggregate offering price for such Dilutive Issuance would purchase at the then exercise price, and the denominator of which shall be the sum of the number of shares of our common stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and (ii) number of shares issuable upon the exercise of the April 2007 warrants will be proportionately increased so that we will still receive the same aggregate proceeds from the exercise of the April 2007 warrants after the exercise price reduction as we would have received prior to the exercise price adjustment.

Subsequent Rights Offerings. If we issue rights, options or warrants to all our stockholders entitling them to acquire shares of our common stock at a price per share less than the daily volume weighted average price of our Common Stock at the record date for the issuance of the rights, options and warrants, then the exercise price of the April 2007 warrants will be adjusted by multiplying the exercise price by a fraction, the (x) numerator of which is the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such daily volume weighted average price and (y) denominator of which equals the sum of the number of shares of our common stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of our common stock offered for subscription or purchase.

Pro Rata Distributions. If we distribute to all of our stockholders evidences of our indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than our Common Stock, then in each such case the exercise price of the April 2007 warrants will be adjusted by multiplying the exercise price of the April 2007 warrant in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction (x) of which the numerator shall be the daily volume weighted average price of our Common Stock on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of our common stock (as determined by the Board of Directors in good faith) and (y) of which the denominator shall be the daily volume weighted average price of our Common Stock on such record date.

Merger, Asset Sale, Etc. If we effect any merger, consolidation, any sale of all or substantially all of our assets or if any tender offer or exchange offer is completed pursuant to which our stockholders are permitted to tender or exchange their shares for other securities, cash or property, or we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property, then, the holders of the April 2007 warrants will have the right to receive the consideration they would have received in such transaction had they exercised their April 2007 warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. In the event of any all cash transaction, an issuer tender offer or a transaction involving an entity that acquirer is not traded on an exchange or on a Nasdaq market, then the holders of the April 2007 warrants, then we must repurchase the April 2007 warrants at a cash value determined using the Black-Scholes option pricing formula.

Registration. We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the April 2007 warrants. We filed a registration statement covering the shares of Class A common stock issuable upon the exercise of the April 2007 warrants on June 29, 2007, which was declared effective on July 24, 2007. We have to pay a 1.25% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). The maximum penalty is 8.75% of the aggregate purchase price paid by a holder under the Purchase Agreement. We must keep this resale registration statement effective until the earlier date on which all shares covered by such registration statement (i) have been sold or (ii) may be sold pursuant to Rule 144(b)(1) without any volume limitation.

Holder of any April 2007 warrants Not a Stockholder. The April 2007 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

Warrants issued to investors in a merger in November 2005 and in private placements in January and March 2006 (the “November 2005 warrants”).

In November 2005, our subsidiary, Lpath Therapeutics, Inc., issued 3,781,125 warrants exercisable to purchase its common stock in connection with the sale of units. On November 30, 2005, in connection with our merger with Neighborhood Connections, Inc., we issued to Lpath Therapeutics investors 3,781,125 November 2005 warrants that were identical to the warrants included in the units sold by Lpath Therapeutics in November 2005. The Investors who purchased at least 625,000 units from Lpath Therapeutics Inc. also received a bonus November 2005 warrant to buy 10% of the number of shares of common stock purchased on identical terms to the warrants included in the units. This resulted in 306,250 of additional November 2005 warrants issued by us in our merger with Lpath Therapeutics. In addition, after the closing of the merger with Neighborhood Connections, we issued 664,244 November 2005 warrants to note holders of Lpath Therapeutics who converted all of the outstanding principal and accrued interest on their notes into units of our Class A common stock and November 2005 warrants (at the same price paid by the investors in the Lpath Therapeutics November 30, 2005 private placement). In January 2006 and March 2006, we issued 334,813 November 2005 warrants and 208,423 November 2005 warrants, respectively, in connection with a private placement of units.

Exercise Price, Vesting and Term. The November 2005 warrants are exercisable, without any vesting, until September 30, 2010. Each November 2005 warrant is exercisable to purchase one share of Class A common stock at an exercise price of $1.50.

Cashless Exercise. After November 30, 2006, the November 2005 warrants may be exercised using a cashless exercise if the holder cannot use this prospectus to sell the shares of Class A common stock underlying his or her November 2005 warrants. The cashless exercise may not be used during the period of February 14 and March 1 of each calendar year.

Transferability. The November 2005 warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws.

Adjustments. The number of shares of Class A common stock issuable upon the exercise of the November 2005 warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our class A common stock or stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each November 2005 warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the November 2005 warrant would have received if such holder had exercised his or her November 2005 warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

Merger, Asset Sale, Etc. In the event of a capital reorganization, reclassification of our capital stock, merger (in which we are not the surviving entity), or sale of all or substantially all of our assets, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, the holders of the November 2005 warrants will have the right to receive the consideration they would have received in such transaction had they exercised their November 2005 warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. This obligation is required to be assumed by the acquirer (if other than us) in any such transaction.

Registration. We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the November 2005 warrants. We also have to pay a 1.25% penalty for any period of time where the holder is unable to sell his Class A common stock under this prospectus for sales (except if such failure is due to market conditions for our Class A common stock). We must keep this resale registration statement effective until the earliest of (i) September 30, 2010, (ii) the date on which all shares covered by such registration statement have been sold, and (iii) the date on which all shares covered by such registration statement may be sold pursuant to Rule 144(b)(1).

Holder of any November 2005 warrants Not a Stockholder. The November 2005 warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

Warrants issued to placement agents for November 2005, January 2006, and March 2006 private placements (the “Placement Agent warrants”) .

In connection with the placement of units with investors in November 2005, our subsidiary, Lpath Therapeutics Inc. issued to the placement agents in that offering Placement Agent warrants exercisable to purchase 413,797 shares of Lpath Therapeutics common stock. In our merger with Neighborhood Connections, these warrants were exchanged for identical Placement Agent warrants exercisable to purchase 413,797 shares of Class A common stock. In January 2006 and March 2006, we issued to placement agents in the sale of units Placement Agent warrants exercisable to purchase 45,894 shares and 23,400 shares of our Class A common stock, respectively.

Exercise Price, Vesting and Term. The Placement Agent warrants are exercisable without any vesting. Of the 483,091 Placement Agent warrants we issued in total, 108,125 expired on May 30, 2008, 22,988 expired on July 31, 2008, 23,400 expired on September 29, 2008, and 328,578 will expire on September 30, 2010. Each Placement Agent warrant is exercisable for one share of Class A common stock at an exercise price of $0.80.

Transferability. The Placement Agent warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws.

Adjustments. The number of shares of Class A common stock issuable upon the exercise of the Placement Agent warrants is subject to adjustments in the event of a stock split, reverse stock split, reclassifications of our Class A common stock or if there is a distribution of a stock dividend. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each Placement Agent warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the Placement Agent warrant would have received if such holder had exercised his Warrant on the record date fixed for such subdivisions, combinations, reclassifications or stock dividend.

Merger, Asset Sale, Etc. In the event of a capital reorganization, reclassification of our capital stock, merger (in which we are not the surviving entity), or sale of all or substantially all of our assets, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, the holders of the Placement Agent warrants will have the right to receive the consideration they would have received in such transaction had they exercised their Placement agent warrant as of the date on which our stockholders became entitled to receive the consideration for such transaction. This obligation is required to be assumed by the acquirer (if other than us) in any such transaction.

Registration. We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the Placement Agent warrants. We must keep this resale registration statement effective until the earliest of (i) September 30, 2010, (ii) the date on which all shares covered by such registration statement have been sold, and (iii) the date on which all shares covered by such registration statement may be sold pursuant to Rule 144(b)(1).

Holder of any Placement Agent warrants Not a Stockholder. The Placement Agent warrants do not confer upon the holders any voting, dividends or other rights as our stockholders.

Warrants issued to note holders of Lpath Therapeutics (the “2002 Note warrants”).

In 2002, our subsidiary, Lpath Therapeutics, entered into a convertible debt financing arrangement with certain of its preferred stockholders. As part of the debt financing, Lpath Therapeutics issued to these preferred stockholders warrants exercisable to purchase shares of its common stock, the number and exercise price of which was set by a formula based on a future equity financing by or sale of Lpath Therapeutics. As a result of such subsequent equity financing, the 2002 Note warrants became exercisable to purchase 531,394 shares of Lpath Therapeutics common stock at an exercise price of $0.16 per share. In our merger with Neighborhood Connections, these warrants were exchanged for identical 2002 Note warrants exercisable to purchase 531,394 shares of our Class A common stock.

Exercise Price, Vesting and Term. The 2002 Note warrants are exercisable, without any vesting, until October 31, 2012. Each 2002 Note warrant is exercisable to purchase one share of Class A common stock at an exercise price of $0.16.

Transferability. The 2002 Note warrants are transferable if (i) registered under state and Federal securities laws or (ii) the transfer is made under an exemption to registration under state and Federal securities laws.

Adjustments. In the event of a stock split, the exercise price of the 2002 Note warrants will be proportionately reduced and the number of shares issuable upon exercise of the 2002 Note warrants will be proportionately increased. In the event of a reverse stock split, the exercise price of the 2002 Note warrants will be proportionately increased and the number of shares issuable upon exercise of the 2002 Note warrants will be proportionately decreased.

Merger, Asset Sale, Stock Dividend, Etc. In the event of any stock dividend paid by us or any spin-off, split-up, reclassification, merger, consolidation or sale of substantially all of our assets, the holders of the 2002 Note warrants will be entitled to receive upon the exercise of the 2002 Note warrants the amount of stock and other securities and property (including cash) that such person would have received for the shares of our Class A common stock as if he or she had exercised his or her warrant as of the date on which our stockholders became entitled to receive such consideration.

Registration. We have agreed to register for resale, at our expense, the shares of Class A common stock underlying the Note conversion warrants. The holder of the Note conversion warrants is not entitled to any penalty in the event that we fail to (i) file such registration statement by a certain date, (ii) have such registration statement declared effective by a certain date or (iii) keep the registration statement effective.

Holder of any Note conversion warrants Not a Stockholder. The Note conversion warrants do not confer upon holders any voting, dividends or other rights as our stockholders

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The consolidated financial statements of Lpath, Inc. and subsidiary as of December 31, 2008 have been included herein and in the prospectus in reliance upon the report of LevitZacks, an independent registered public accounting firm, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Lpath, Inc. and subsidiary as of December 31, 2009 have been included herein and in the prospectus in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.

Certain legal matters in connection with this offering and this Registration Statement are being passed upon by the law firm DLA Piper LLP (US), San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.W., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

You can read and print press releases, financial statements, our most recent annual and quarterly reports and additional information about us, free of charge, at our web site at http://www.lpath.com.

This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our Class A common stock offered hereby, please refer to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

DESCRIPTION OF BUSINESS

Overview

Lpath, Inc. is a biotechnology company focused on the discovery and development of lipidomic-based therapeutics, an emerging field of medical science whereby bioactive lipids are targeted to treat human diseases.

ASONEP

Our lead product candidate, ASONEP™, is the systemic formulation of Sonepcizumab, a humanized monoclonal antibody (“mAb”) against sphingosine-1-phosphate (“S1P”). Sphingomab™ is the original mouse version of this monoclonal antibody. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was tested as a treatment for cancer.

In the Phase 1 trial, ASONEP was well tolerated at dose-levels ranging from 1 mg/kg to 24 mg/kg. Other than minor infusion-related reactions observed at the highest dose of 24 mg/kg, ASONEP was equally well tolerated across all doses that were tested. More than half the patients that completed the initial four-treatment evaluation period showed stable disease. Durable stable disease was observed in several patients. Based on ASONEP’s safety profile including the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP for efficacy in Phase 2 clinical trials is warranted. We are now in the process of determining the appropriate Phase 2 strategy and protocol, as well as completing other tasks required to move ASONEP into Phase 2 clinical trials.

In 2008, we entered into a License Agreement (the “Merck Agreement”) with Merck KgaA, (“Merck”), as amended in September 2009, pursuant to which Merck has agreed to collaborate, through its Merck-Serono division, with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program.

iSONEP

Our second product candidate is iSONEP™, the ocular formulation of Sonepcizumab. iSONEP is administered by intravitreal injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms would suggest: (i) iSONEP might have a comparative advantage over currently marketed products for “wet” age-related macular degeneration (“wet AMD”) and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy, dry AMD, and glaucoma-related surgery.

In 2009, we completed a Phase 1 clinical trial in which iSONEP was tested as a treatment for wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in an encouraging number of patients in this clinical study, the most common being regression in choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs which are the predominant market leaders for the treatment of wet AMD. We are currently planning to begin the iSONEP Phase 2 trials in late 2010 to further investigate the biological effects observed in the Phase 1 trial.

Other Drug Discovery and Development Programs

Lpathomab™, our third product candidate, is a mAb against lysophosphatidic acid (“LPA”), a key bioactive lipid that has long been recognized as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain and plays a key role in pulmonary fibrosis. We have two lead humanized mAbs that inhibit LPA. These mAbs are being tested against each other in various models of human disease to determine which of these could be most likely to succeed in human clinical trials. The target date to begin testing Lpathomab in human clinical trials is in 2011.

We believe we are the only company to have developed functional therapeutic monoclonal antibodies against any bioactive lipid of which there are estimated to be 1,000 or more. We produced these unique antibodies using our ImmuneY2™ technology, a series of proprietary processes we have developed. We are currently applying the ImmuneY2 process to other bioactive lipids that are validated targets for disease treatment, thereby expanding our potential pipeline of novel monoclonal antibody-based drug candidates.

We have a strong intellectual-property position in the bioactive-lipid area, with over 35 issued or pending patents in the United States, with comparable intellectual-property coverage in major foreign countries. Most of these patents were developed in-house based on our pioneering research on bioactive lipid signaling. Our research partners to date include the M.D. Anderson Cancer Center, Johns Hopkins University, Harvard Medical School, the University of Florida College of Medicine, San Diego State University, the French National Centre for Scientific Research and the University of Melbourne, Australia.

The Emergence of Lipidomics

For many years the drug-development industry has been fundamentally protein-centric, and most drugs on the market (and almost all drug candidates in clinical trials) target proteins. The recognition among medical researchers that bioactive lipids play key roles in disease is a relatively recent development. “Although the concept of ‘bioactive lipids’ has been decades in the making, it has only started to gain traction in the past 20 years, and promises to occupy centre-stage in cell biology research in the twenty-first century.” ( Nature Reviews , February 2008)

In an article published in 2006, the British Journal of Cancer described the emergence of lipidomics in drug discovery:

The focus on proteins was a natural consequence of the science community’s evolving understanding of biochemistry, which allowed researchers to identify potential protein targets involved in key metabolic and signaling pathways. Some of the first drugs developed by the rational-drug-design approach to the scientific method came after the discovery of key enzymes, receptors, and ion channels [all proteins] as they emerged in the basic science literature. One can argue that target identification now is driven by the technological developments of proteomics and genomics, both of which reflect the persistent ‘protein-centric’ view of drug discovery.

Now, the field of lipidomics (a subset of ‘metabolomics’) has emerged … and provides new opportunities for drug discovery. As was the case for proteomics and genomics, tools of measurement led the way. For lipidomics, the development of electrospray tandem mass spectrometry and other tools has facilitated our understanding of the cellular lipidome, and we now believe that there are over 1,000 members of the lipidome, opening up an entire array of new potential targets for therapeutic interventions.

It has been recognized that alterations in lipid metabolism can lead to cancer, cardiovascular disease, diabetes, neurodegenerative disorders, immune function, pain, mental disorders, and inflammation. (British Journal of Cancer, October 2006).

We believe that we are the leader in developing lipidomic-based therapeutics and humanizing related mAbs. This emerging field of medical science involves two areas of expertise:

1.	An understanding of the role of bioactive lipids in their respective signaling systems so that potentially important targets can be identified: The study of lipidomics is complex, as bioactive lipids have a molecular weight significantly lower than proteins and, unlike proteins, are not water-soluble. As such, many of the measurement and analytical tools that exist in the protein-centric pharmaceutical industry are not effective when dealing with bioactive lipids. Because of our long-standing focus on bioactive lipids as targets for human disease, we are one of the few companies that have developed the expertise and assays to address the unique challenges of lipidomics.

2.	The ability to inhibit the identified bioactive-lipid targets: Bioactive lipids are difficult to inhibit for the same reasons that make them difficult to study—they are extremely small and they are not water-soluble. As such, many companies have tried to generate monoclonal antibodies that inhibit the functional activity of bioactive lipids, only to have failed. We believe we are the only company to have developed functional monoclonal antibodies against bioactive lipids such as S1P or LPA. This capability is based on our proprietary ImmuneY2 technology.

Product Opportunities

Our key product-development programs are summarized in Table 1:

Table 1. Primary Product-Development Programs

PRODUCT	Description	Indication	Status
ASONEP	mAb against S1P, a validated angiogenic factor and validated mediator of lymphocyte trafficking	Cancer – various tumor types Multiple sclerosis (“MS”)	Phase 1 completed, and planning for Phase 2. Demonstrated in vivo efficacy in validated models of MS.

iSONEP	mAb against S1P, a validated angiogenic growth factor & contributor to inflammation	AMD Other retinal diseases	Phase 2 expected to begin in late 2010. Demonstrated in vivo mechanisms that contribute to progression of diabetic retinopathy and wet AMD

Lpathomab	mAb against LPA, a tumorigenic and metastatic agent and a validated contributor to neuropathic pain; in addition, the mAb was shown to inhibit fibrosis in a bleomycin model of pulmonary fibrosis	Cancer Neuropathic pain Fibrosis	Antibody humanization completed for 2 lead antibodies. Clinical candidate selection in process. Phase 1 clinical trial targeted to begin in 2011.
		Fibrotic ocular diseases	See above.

ASONEP

ASONEP is the systemic formulation of, sonepcizumab, a monoclonal antibody against S1P, a bioactive lipid implicated in the progression of many diseases including various types of cancer, and multiple sclerosis, as well as other angiogenic-related diseases and inflammatory-oriented indications. It is well documented in scientific literature that S1P is a key protector of cancer cells when tumors are stressed by radiation or chemotherapy. Many studies have been conducted that demonstrate a strong link between S1P and several prevalent tumor types, including leukemia, prostate cancer, glioblastoma (a brain tumor), lung cancer, pancreatic cancer, and melanoma (skin cancer).

ASONEP acts as a molecular sponge to selectively absorb the tumorigenic agent S1P from blood and from tissues that tumors rely upon. The drug candidate has demonstrated efficacy in preclinical models of several types of human cancers. In addition, the safety profile of ASONEP was extremely favorable throughout a Phase 1 clinical trial as well as in a wide variety of preclinical studies at multiples of anticipated human exposure.

We believe ASONEP may be effective in reducing the four major processes of cancer progression: tumor proliferation, tumor metastasis, tumor-associated angiogenesis, and protection from cell death. The other mAbs on the market or in clinical trials of which we are aware generally inhibit only one or two tumor-promoting effects in a broad range of cancers. As such, we believe that ASONEP may have a comparative advantage over other therapeutic antibody approaches for cancer.

Other potential advantages of ASONEP, which are generally related to our unique approach of targeting bioactive lipids (whereas most therapeutic mAbs on the market and in clinical trials are directed against protein targets), include the following:

a)	ASONEP’s preclinical data may be more predictive of success in the clinic than typical protein-targeted drug candidates. Unlike protein targets, S1P has a single molecular structure that is conserved among species (i.e., S1P in a mouse is the same as in monkeys and humans), which is not the case for protein targets. This possibly provides for a greater translation (i.e., higher predictive value) between animal efficacy studies and possible human applications.

b)	Cancer cells (and other pathogenic cell types) may not as easily “escape therapy” by mutating around the therapy. When the target is a protein, cancerous cells can “escape therapy” by mutating around the therapy; they do this either (i) through a form of natural selection, by “selecting” the isoform of the protein that the drug has least efficacy against, or (ii) by making a new version of the protein that the drug is less effective against (and cancer cells have already proven to be highly likely to mutate). S1P, on the other hand, has no isoforms (or splice variants) so the natural selection process described above cannot occur. In addition, the second approach described above is highly unlikely to occur because cells are programmed to produce proteins and not lipids,

c)	Antibodies that bind to lipids may be able to attain certain efficiencies and potencies that protein-targeted antibodies cannot attain. A typical antibody usually binds and inhibits one (in some cases, two) protein targets. Lipids are so small, by contrast, that each antibody can bind and inhibit two or more such lipid molecules, providing certain efficacies and potencies that typical antibodies cannot attain.

d)	ASONEP has greater binding affinity than other antibodies. The affinity of ASONEP (i.e., the “strength” of binding to its target, S1P) is higher than antibody therapeutics that are currently used in the clinic as molecular sponges.

ASONEP has demonstrated favorable results in disease models for clinical indications other than cancer. In a recent preclinical study conducted at Harvard Medical School using ASONEP in an Experimental Autoimmune Encephalomyelitis (EAE) model of Multiple Sclerosis, ASONEP performed favorably compared against FTY720, a Novartis compound currently undergoing a Phase 3 clinical trial in Multiple Sclerosis. Further studies of ASONEP as a possible treatment for Multiple Sclerosis are planned to fully assess its potential for this indication.

In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was tested in patients having cancer. The trial met its primary endpoint of identifying safe dose levels for investigation in the Phase 2 setting. ASONEP was well tolerated at all dose-levels, ranging from 1 mg/kg to 24 mg/kg. In the dose-escalation phase of the study, three evaluable patients were treated per dose level, with each one receiving four intravenous treatments during the initial evaluation period (generally on days 1, 15, 22, and 29). Patients could continue ASONEP treatment after this initial evaluation period as long as the patient’s disease did not progress. The study also included an extension phase, where six additional patients were dosed at the highest dose (24 mg/kg) using the same dosing guidelines described above.

More than half the patients that completed the initial four-treatment evaluation period showed stable disease. Durable stable disease was observed in several patients. The test results offer considerable flexibility with dose level in future studies because , ASONEP was equally well tolerated across all doses that were tested, other than minor infusion-related reactions observed at the highest dose of 24 mg/kg. Based on ASONEP’s safety profile together with the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP in Phase 2 clinical trials is warranted.

In October 2008, we entered into a License Agreement (the “Merck Agreement”) with Merck KgaA, (“Merck”), as amended in September 2009, pursuant to which Merck has agreed to collaborate, through its Merck Serono division, with us to develop and commercialize ASONEP. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program.

iSONEP

iSONEP is the ocular formulation of sonepcizumab; as such, it is also a mAb against the bioactive lipid S1P. Just as ASONEP demonstrated a robust anti-angiogenic mechanism on a systemic basis, iSONEP has demonstrated promising anti-angiogenic results in various eye models of wet AMD, as performed by Dr. Maria Grant (University of Florida) and Dr. Peter Campochiaro (Johns Hopkins University). Moreover, Dr. Peter Campochiaro also demonstrated that iSONEP has strong anti-vascular permeability effects in the eye, as well as promising anti-inflammatory properties. Studies that we performed in-house suggest iSONEP also may have anti-fibrotic effects.

In 2009, we completed a Phase 1 clinical trial in which iSONEP was tested as a treatment for wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. A positive biological effect was also observed in an encouraging number of patients in this clinical study.

The most significant benefit observed in the Phase 1 trial was a regression in choroidal neovascularization (CNV), which is the underlying cause of the disease that eventually leads to degeneration of the macula, the area of the retina responsible for central vision. Of the seven patients that had a baseline lesion that was considered by experienced ophthalmologists to be “large,” four experienced a reduction exceeding 5 mm 2 and three experienced a reduction of greater than 75% — all with a single dose of iSONEP. This type of clinical benefit is not typical with other treatments, as the published data (Heier JS et al . Ophthalmology . 2006; 113:642e1-642.e4) suggest that, even with repeated Lucentis dosing, the total physical size of CNV lesion does not show much reduction.

Another distinctive benefit was the resolution of retinal pigmented epithelium (RPE) detachment, a potentially serious condition that is often a part of the pathology of wet AMD. Of two patients that were diagnosed with RPE detachment in the Phase 1 trial, both experienced complete or near-complete resolution of the condition — again, with only a single dose of iSONEP.

A key observation from the Phase 1 trial was that of the five patients that showed the strongest biological effect, all five had a component of occult-type CNV (either pure occult CNV or “minimally classic” CNV). Further, these five patients were the only ones in the Phase I study that were diagnosed with occult disease. In other words, all of the patients with a component of occult CNV exhibited a strong positive biological effect during the 30-45 days following a single injection of iSONEP. This correlation has significant implications for our Phase 2 study design.

Due to the small sample size, all biological effects described above can only be characterized as correlative at this time; no causal relationship has yet been established, statistically or otherwise.

The fact that these biological effects appear to be non-overlapping vis-à-vis those of the predominant market leaders, Lucentis® and Avastin ® , may be significant. Wet AMD is characterized by the pathologic disruption of the retina, which is caused collectively by (i) new-blood-vessel growth in the choroid layer under the retina, (ii) sub-retinal fibrosis, (iii) general inflammation in the retinal area, and (iv) edema caused by new blood vessels that do not form perfectly and are thereby permeable (or leaky).

Lucentis and Avastin target the protein VEGF, a validated promoter of permeable and leaky blood vessels, and appear to exert most of their beneficial effect via an anti-permeability action that results in resolution of intra and sub-retinal edema. However, the actual CNV lesion does not typically regress.

In contrast, iSONEP has been shown in various animal models of disease not only to reduce blood-vessel growth and leakiness, but to significantly mitigate ocular fibrosis (Grant et al, Experimental Eye Research , August 2008) and to substantially reduce inflammation in the eye (Campochiaro et al ., Journal of Cellular Physiology , October 2008). As such, iSONEP has the potential to be an effective wet AMD treatment that may offer significant advantages over exclusively anti-VEGF approaches. It may also act synergistically with them as a combination therapy to address the complex processes and multiple steps that ultimately lead to vision loss for wet AMD patients.

iSONEP’s non-overlapping effects relative to anti-VEGF therapeutics was predicted. As Campochiaro et al. state in Journal of Cellular Physiology, “Since S1P may have both independent and overlapping effects with VEGF, it is a particularly appealing target…There may be advantages to combined blockade of VEGF [Lucentis] and blockade of S1P [iSONEP].”

We are currently planning to begin the iSONEP Phase 2 trials in late 2010 to further investigate the biological effects observed in the Phase 1 trial.

The promising results of the Phase 1 clinical trial together with the preclinical studies suggest the following:

(i)

iSONEP may have comparative advantages over currently available treatments like Lucentis and Avastin (and soon-to-be-available treatments with similar mechanisms of action like Regeneron’s VEGF-Trap © ). The loss of visual acuity associated with AMD is caused by a combination of all the factors mentioned above, yet Lucentis, Avastin, and the VEGF-Trap apparently fail to address inflammation and sub-retinal fibrosis. Thus, iSONEP may improve vision on a more-consistent basis across the patient population and may treat the multiple mechanisms that cause exudative-AMD-related vision loss. Such an agent might act as a monotherapy or an adjunct therapy to an anti-VEGF agent.

(ii)	iSONEP may be able to inhibit the vascular and extravascular components of ischemic retinopathies such as diabetic retinopathy and the dry form of AMD, both of which represent significant unmet medical needs.

(iii)	iSONEP might be efficacious in treating fibrotic-related disorders of the eye, including proliferative retinopathy, post glaucoma filtration surgery (trabeculectomy or valve implantation), and various anterior-segment diseases.

Lpathomab

Our drug discovery team, using our proprietary ImmuneY2 technology, was the first to generate functional mAbs against lysophosphatidic acid (“LPA”). LPA has long been recognized in the literature as a key factor in a variety of diseases. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain, and plays a key role in pulmonary fibrosis. Because of its potentially significant role in a number of diseases, including pain, fibrosis, and cancer, many other companies have tried, unsuccessfully, to create an antibody against LPA.

Late in 2008, in the ordinary course of evaluating the lead Lpathomab compound in various models of cancer and fibrosis, we determined that a second version of the anti-LPA antibody was also demonstrating strong levels of efficacy. As such, we have humanized and optimized this second candidate and are in the process of testing it head-to-head with the first anti-LPA antibody to determine which of the two drug candidates will move ahead into IND (“Investigational New Drug”) -enabling activities. Following selection of the strongest anti-LPA drug candidate, we plan to proceed with the activities required to file an IND with the U. S. Food and Drug Administration. The target date to begin testing Lpathomab in human clinical trials is in 2011.

Business Strategy

With our long-standing focus on bioactive lipids as targets for human disease, we have developed an expertise involving various tools and technologies that positions us as the clear leader in the emerging category of lipidomic-based therapeutics. We intend to leverage this expertise by using our proprietary ImmuneY2 drug-discovery engine to add novel bioactive-lipid-oriented product candidates to our therapeutic pipeline. In addition, we will consider licensing in technologies and compounds that further leverage our unique expertise and related intellectual property.

Manufacturing, Development, and Commercialization Strategy

We have outsourced Good Laboratory Practices (“GLP”) preclinical development activities (e.g., toxicology) and Good Manufacturing Practices (“GMP”) manufacturing and clinical development activities to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”). CROs and CMOs are third-parties that specialize in executing processes relating to project-oriented research activities on behalf of their clients and are commonly engaged in the industry. Manufacturing is only outsourced to organizations with approved facilities and manufacturing practices. Marketing, sales, and distribution will likely be through strategic partners that license the right to market, sell, and distribute our compounds in exchange for some combination of up-front payments, royalty payments, and milestone payments.

Market and Competitive Considerations

The mAb Antibody Market

Cancer is the second leading cause of death in the U.S. Recently, the overall health burden of cancer was estimated to be in excess of $190 billion. This great personal and societal burden has resulted in cancer becoming a major focus of R&D programs for both the U.S. government and pharmaceutical companies. These programs reflect an unprecedented effort to discover, develop, and market cancer therapeutics, a market that is expected to grow at a rate of 8% annually and to reach $85 billion by the year 2012.

Unfortunately, the considerable R&D effort devoted to cancer has not significantly mitigated the incidence of the disease, nor has it significantly increased the survival rate or reduced the duration of treatment for most cancer patients. According to Cancer Statistics 2009 , published by the American Cancer Society, there are still approximately 1.5 million new cases of cancer diagnosed annually, resulting in over 500,000 deaths per year in the United States alone. Thus, even though a significant effort has been put forth to discover new therapeutics for cancer, effective therapeutic agents to combat many forms of the disease remain elusive. Further, traditional therapeutic agents are commonly plagued with severe side effects. Therefore, many groups have recently begun to look for new approaches to fighting the war against cancer. Among these new “innovative therapies” are gene therapy and therapeutic proteins such as mAbs, now including those against bioactive lipids.

The first mAb used clinicically for the treatment of cancer was Rituxan (rituximab), which was launched in 1997. Since then, the sales level of this antibody has reached more than $5 billion per year. In addition, Genentech’s newer mAb, Avastin, is estimated to reach an annual sales level in excess of $5 billion by 2010. These sales levels demonstrate the great potential of an effective mAb against cancer. Since the launch of Rituxan, more than 20 other mAbs have since been approved for marketing, including seven that are approved for cancer. The success of these products, as well as the reduced cost and time to develop mAbs when compared with small molecules, has made mAb therapeutics the second largest category of drug candidates behind small molecules. Further, the specificity of antibodies when compared with small molecule therapeutics has provided antibody therapeutics with a major advantage in terms of maximizing efficacy and reducing toxicity. For cancer alone, there are currently approximately 300 industry antibody R&D projects with more than 50 companies involved in developing new cancer-antibody therapeutics. In the face of this substantial competition, we are uniquely poised to use the advantages of antibody therapeutics against an entirely new class of promising targets — bioactive lipids.

Competition

The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same signaling pathways, or patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor’s product is better than ours, for whatever reason, then our sales could be lower than that of competing products, if we are able to generate sales at all.

Collaborative Arrangement

As stated above, we entered into the Merck Agreement with Merck KgaA, pursuant to which Merck has agreed to collaborate, through its Merck Serono division, with us to develop and commercialize ASONEP, our Phase 1 monoclonal antibody which is currently being evaluated as a drug candidate for the treatment of certain cancers. Pursuant to the terms of the Merck Agreement, we licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications. Under the terms of the Merck Agreement, Merck paid us $5 million in 2008 and $8 million in 2009. These amounts included an up front license fee, a milestone payment, and ongoing research and development support.

In September, 2009, Merck elected, as permitted in the Merck Agreement, to extend the Initial Development Period (as defined in the Merck Agreement) to June 27, 2010. During the Initial Development Period in 2010, Merck will provide up to $2,000,000 in research and development funding. We may also earn additional milestone payments if certain clinical development objectives are achieved.

In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program. Upon termination of the Agreement, Merck may, under certain circumstances, have a right of first refusal, for a period of 12 months, to Lpath’s next most advanced oncology drug candidate.

In-licensed Technology

Lonza Biologics PLC

In 2006, we entered into two licensing arrangements with Lonza Biologics PLC (“Lonza”). In the first agreement known as the “Research Evaluation Agreement”, Lonza granted us a non-exclusive license to use cell-line development technology owned by Lonza for research purposes. The term of this agreement is one year, and requires an annual license fee of £35,000 (approximately $48,000 based on current exchange rates). The license may be extended at our discretion for additional one-year periods. The Research Evaluation Agreement does not permit the use of the underlying technology for the manufacture of products to be used in in vivo clinical studies or for commercial sale.

Under the terms of the second license from Lonza, identified as the “License Agreement,” Lonza granted us a non-exclusive license, with rights to use and to and authorize sublicenses, to use Lonza’s cell-line technology for the production of drug material to be used in human clinical trials, as well as for commercial sale. Pursuant to the terms of the License Agreement, we are obligated to pay Lonza various annual license fees and royalties depending on whether the drug material produced using the technology is manufactured by Lonza, by us or our affiliates, or by a contract manufacturer. Unless terminated earlier, the License Agreement will continue in effect until the expiration of the patents related to the underlying technology. We may terminate the agreement at any time in our discretion by giving Lonza 60 days’ written notice of termination. Either party may terminate the agreement upon a material breach by the other party, subject to certain cure periods.

AERES Biomedical Limited

In 2005, we entered into a collaboration agreement with AERES Biomedical Limited (“AERES”) to “humanize” our sonepcizumab monoclonal antibody. Humanization under this agreement with AERES involves utilizing proprietary processes owned by AERES for the purpose of modifying sonepcizumab antibodies originally generated in mice for potential human acceptance in a clinical trial. The expenses incurred under this contract totaled approximately $170,000 in 2005 and $664,000 in 2006. The work performed by AERES was successfully completed in 2006. We could owe certain contingent amounts when and if ASONEP or iSONEP passes through the various levels of the FDA drug-candidate-review and approval processes. In 2008, we paid AERES $150,000 for the first milestone payable under the agreement, which was triggered by the filing of the ASONEP IND. AERES will be entitled to a low single-digit royalty on any revenues generated by the ultimate commercialization of ASONEP or iSONEP.

DataMabs LLP

In 2007, we entered into a collaboration agreement with DataMabs LLP (“DataMabs”) to assist us in humanizing the Lpathomab monoclonal antibody. The expenses incurred to complete the work under this contract totaled $200,000 in 2007. The work performed by DataMabs was successfully completed in 2007, and we completed the humanization project in early 2008. We could owe certain contingent amounts when and if Lpathomab passes through the various levels of the FDA drug-candidate-review and approval processes. DataMabs will be entitled to a low single-digit royalty on any revenues generated by the ultimate commercialization of Lpathomab.

Patents and Proprietary Rights

Our success will depend, in part, on our ability to obtain patent protection for our products in the United States and other countries. Since 1997, we have created a broad and deep intellectual-property position in the lysolipid signaling area. We currently own or have exclusively licensed more than 35 issued or pending patents in the United States, with comparable coverage in major foreign countries. Seven issued or allowed patents provide ownership of anti-sphingolipid therapeutic antibodies as compositions of matter and methods to treat disease. Several patents provide claims on sphingolipids and sphingolipid receptors as targets to treat cardiovascular diseases, cancer, inflammation, angiogenesis, and various diagnostic and drug-screening applications. We have other proprietary reagents and some small-molecule inhibitors that are being tested in discovery-stage studies. In 2005, we purchased eight issued patents formerly assigned to Atairgin Technologies, Inc. and LPL Technologies, Inc. These patents cover compositions of matter and methods in the cancer diagnostics and therapeutics arenas relating to related lipid-signaling pathways.

Manufacturing

To leverage our experience and available financial resources, we do not plan to develop company-owned or company-operated manufacturing facilities. We plan to outsource all product manufacturing to contract manufacturers of clinical drug products that operate manufacturing facilities in compliance with current GMP. We will supervise these activities and may seek to refine the current manufacturing process and final product formulation to achieve improvements in storage temperatures and other characteristics.

In 2006, we entered into a contract manufacturing agreement with Laureate Pharma, Inc. (“Laureate”) for the production of ASONEP and iSONEP. Under the terms of the agreement, Laureate will perform cell-line development, cell-line optimization, and upstream and downstream process development, followed by GMP manufacture of the product for use in clinical trials. The agreement has been amended to extend the termination date from December 31, 2007 to December 31, 2010. We may terminate the agreement at any time in our discretion by giving Laureate 90 days prior written notice. Either party may terminate the agreement upon a material breach by the other party, subject to certain cure periods.

Government Regulation

The FDA and comparable regulatory agencies in foreign countries, as well as drug regulators in state and local jurisdictions, impose substantial requirements upon the clinical development, manufacture, and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the human testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our product candidates (and any other products we may develop, acquire, or in-license).

The process required by the FDA under the drug provisions of the United States Food, Drug, and Cosmetic Act before our initial products may be marketed in the U.S. generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for its intended use;

•	Submission to the FDA of an New Drug Application (“NDA”); and

•	FDA review and approval of an NDA.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on an expeditious basis, if at all. Preclinical tests include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product candidate. Certain preclinical tests must be conducted in compliance with good laboratory practice regulations. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring such studies to be replicated. In some cases, long-term preclinical studies are conducted while clinical studies are ongoing.

We are required to submit the results of our preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. Further, an independent Institutional Review Board (“IRB”) at each medical center proposing to conduct the clinical trials must review and approve any clinical study. The IRB also continues to monitor the study and must be kept aware of the study’s progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur.

Human clinical trials are typically conducted in three sequential phases that may overlap:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion.

•

Phase 2: The drug is studied in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3: When Phase 2 evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population, often at geographically dispersed clinical study sites.

We cannot be certain that we will successfully initiate or complete Phase 1, Phase 2, or Phase 3 testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or an Institutional Review Board may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Concurrent with clinical trials and pre-clinical studies, we also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product, and we must develop methods for testing the quality, purity, and potency of the final products. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.

The results of product development, pre-clinical studies, and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercial shipment of the product. The FDA reviews each NDA submitted and may request additional information, rather than accepting the NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the FDA accepts the NDA for filing, the agency begins an in-depth review of the NDA. The FDA has substantial discretion in the approval process and may disagree with our interpretation of the data submitted in the NDA.

The review process may be significantly extended by FDA requests for additional information or clarification regarding information already provided. Also, as part of this review, the FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. Manufacturing establishments often also are subject to inspections prior to NDA approval to assure compliance with GMPs and with manufacturing commitments made in the relevant marketing application.

Under the Prescription Drug User Fee Act (“PDUFA”), submission of an NDA with clinical data requires payment of a fee to the FDA, which is adjusted annually. For fiscal year 2010, that fee is $1,405,500. In return, the FDA assigns a goal of ten months for standard NDA reviews from acceptance of the application to the time the agency issues its “complete response,” in which the FDA may approve the NDA, deny the NDA if the applicable regulatory criteria are not satisfied, or require additional clinical data. Even if the requested data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If the FDA approves the NDA, the product becomes available for physicians to prescribe. Even if the FDA approves the NDA, the agency may decide later to withdraw product approval if compliance with regulatory standards is not maintained or if safety problems occur after the product reaches the market. The FDA may also require post-marketing studies, also known as Phase 4 studies, as a condition of approval to develop additional information regarding the safety of a product. In addition, the FDA requires surveillance programs to monitor approved products that have been commercialized, and the agency has the power to establish and require changes in labeling and to prevent further marketing of a product based on the results of these post-marketing programs.

Satisfaction of the above FDA requirements or requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the pharmaceutical product or medical device. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for our lead product ASONEP (or any other products we may develop, acquire, or in-license) on a timely basis, if at all. Success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from preclinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business.

Any products manufactured or distributed by us pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, submitting other periodic reports, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with the FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with good manufacturing practices, which impose procedural and documentation requirements upon our third-party manufacturers. Failure to comply with these regulations could result, among other things, in suspension of regulatory approval, recalls, suspension of production or injunctions, seizures, or civil or criminal sanctions. We cannot be certain that our present or future subcontractors will be able to comply with these regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the FDA Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements.

Our product candidates are also subject to a variety of state laws and regulations in those states or localities where our lead product ASONEP (and any other products we may develop, acquire, or in-license) is manufactured or marketed. Any applicable state or local regulations may hinder our ability to market our lead product (and any other products we may develop, acquire, or in-license) in those states or localities. In addition, whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent sales and marketing efforts in those countries. The approval procedure varies in complexity from country to country, and the time required may be longer or shorter than that required for FDA approval.

The FDA’s policies may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Other Regulatory Requirements

The U.S. Federal Trade Commission and the Office of the Inspector General of the U.S. Department of Health and Human Services (“HHS”) also regulate certain pharmaceutical marketing practices. Also, reimbursement practices and HHS coverage of medicine or medical services are important to the success of procurement and utilization of our product candidates, if they are ever approved for commercial marketing.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations now or in the future. We cannot assure you that any portion of the regulatory framework under which we currently operate will not change and that such change will not have a material adverse effect on our current and anticipated operations.

Employees

As of March 12, 2010, we employed 19 individuals, of whom 10 held advanced degrees. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology, or medical product companies. Collective bargaining agreements do not cover any of our employees, and we consider relations with our employees to be good.

DESCRIPTION OF PROPERTY

Our administrative offices and research facilities are located in San Diego, California and are considered to be in good condition and adequately utilized. We lease approximately 7,300 square feet of laboratory and office space. This lease arrangement expires in October 2010. Approximately 500 square feet of the facility is subleased to a company that is co-owned by two of our largest shareholders. The terms of this sublease, in general, are identical to the terms of the company’s direct lease.

LEGAL PROCEEDINGS

We are not currently a party in any legal proceedings.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND THE ISSUER PURCHASES OF EQUITY SECURITIES

Since December 1, 2005, our common stock has traded under the symbol “LPTN.OB” on the OTC Bulletin Board. The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-bid prices and volume information in over-the-counter equity securities. The OTC Bulletin Board securities are traded by a community of market makers that enter quotes and trade reports. This market is extremely limited and any prices quoted may not be a reliable indication of the value of our common stock.

The following table sets forth the high and low last-bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	2010		2009		2008
	High	Low	High	Low	High	Low
First quarter	$0.96	$0.70	$1.10	$0.50	$2.30	$1.70
Second quarter			$1.42	$0.70	$1.75	$1.23
Third quarter			$1.42	$0.78	$1.52	$.96
Fourth quarter			$1.02	$0.65	$1.30	$.90

As of March 19, 2010, we had approximately 99 stockholders of record (excluding an indeterminable number of stockholders whose shares are held in street or “nominee” name) of our common stock. We have not paid any dividends on our common stock since our inception and do not expect to pay dividends on our common stock in the foreseeable future. The closing price of our common stock on March 19, 2010, was $0.70 per share.

The following table summarizes our compensation plans under which our equity securities are authorized for issuance as of December 31, 2009:

EQUITY COMPENSATION PLAN INFORMATION

	Number of Shares to be Issued Upon Exercise of Outstanding Stock Options and Restricted Stock Units		Weighted- Average Exercise Price of Outstanding Stock Options		Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,358,681	(1)	$0.54	(2)	3,787,261
Equity compensation plans not approved by security holders	—		—		—

Total	5,358,681		$0.54		3,787,261

(1)	Includes 2,211,376 restricted stock units.
(2)	Excludes 2,211,376 restricted stock units.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Stockholders of

LPATH, INC.

We have audited the accompanying consolidated balance sheet of Lpath, Inc. as of December 31, 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lpath, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, effective the first day of its fiscal 2009, the Company adopted Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 815, “Derivatives and Hedging.”

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred significant cash losses from operations since inception and expects to continue to incur cash losses from operations in 2010 and beyond. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP
San Diego, California
March 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Stockholders of

LPATH, INC.

We have audited the accompanying consolidated balance sheet of Lpath, Inc. as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lpath, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred significant cash losses from operations since inception and expects to continue to incur cash losses from operations in 2009 and beyond. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ LevitZacks
San Diego, California
March 17, 2009

LPATH, INC.

Consolidated Balance Sheets

December 31,

	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$6,171,486	$7,775,593
Accounts receivable	341,451	656,221
Prepaid expenses and other current assets	180,652	204,863

Total current assets	6,693,589	8,636,677
Equipment and leasehold improvements, net	238,753	285,218
Patents, net	901,026	462,785
Deposits and other assets	36,606	37,272

Total assets	$7,869,974	$9,421,952

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$253,252	$1,123,836
Accrued compensation	169,992	459,831
Accrued expenses	745,853	391,836
Deferred contract revenue	659,573	3,333,333
Deferred rent, current portion	49,990	51,130
Leasehold improvement debt, current portion	15,116	15,278

Total current liabilities	1,893,776	5,375,244
Deferred rent, long-term portion	—	49,990
Leasehold improvement debt, long-term portion	—	15,116
Long-term accrued liabilities	—	411,802
Warrants	4,100,000	—

Total liabilities	5,993,776	5,852,152

Commitments and contingencies	—	—
Stockholders’ Equity:
Common stock—$.001 par value; 100,000,000 shares authorized; 53,027,308 and 52,657,911 issued and outstanding at December 31, 2009 and December 31, 2008, respectively	53,027	52,657
Additional paid-in capital	34,267,963	43,144,945
Accumulated deficit	(32,444,792)	(39,627,802)

Total stockholders’ equity	1,876,198	3,569,800

Total liabilities and stockholders’ equity	$7,869,974	$9,421,952

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Operations

Years Ended December 31,

	2009	2008
Revenues:
Grant and royalty revenue	$1,235,510	$1,194,482
Research and development revenue under collaborative agreement	10,673,760	1,666,667

Total revenues	11,909,270	2,861,149
Expenses:
Research and development	6,628,200	10,116,124
General and administrative	3,479,326	4,480,260

Total expenses	10,107,526	14,596,384

Income (loss) from operations	1,801,744	(11,735,235)
Other income (expense), net	(18,734)	275,250
Change in fair value of warrants	2,200,000	—

Total other income (expense)	2,181,266	275,250

Net income (loss)	$3,983,010	$(11,459,985)

Earnings (loss) per share
Basic	$0.07	$(0.24)
Diluted	$0.07	$(0.24)
Weighted average shares outstanding used in the calculation
Basic	54,177,677	48,068,937
Diluted	56,825,586	48,068,937

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

	Shares	Amount
Balance, January 1, 2008	45,046,495	$45,046	$34,457,999	$(28,167,817)	$6,335,228
Common stock and warrants issued for cash, net of issuance costs	7,090,999	7,091	6,341,730		6,348,821
Warrants exercised, net of issuance costs	144,963	144	122,078		122,222
Stock options exercised	262,642	263	108,791		109,054
Stock-based compensation	112,812	113	2,114,347		2,114,460
Net loss				(11,459,985)	(11,459,985)

Balance, December 31, 2008	52,657,911	52,657	43,144,945	(39,627,802)	3,569,800
Cumulative effect of change in accounting principle			(9,500,000)	3,200,000	(6,300,000)
Stock options exercised	310,372	311	35,501		35,812
Stock-based compensation	59,025	59	587,517		587,576
Net income				3,983,010	3,983,010

Balance, December 31, 2009	53,027,308	$53,027	$34,267,963	$(32,444,792)	$1,876,198

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Consolidated Statements of Cash Flows

Years Ended December 31,

	2009	2008
Cash flows from operating activities:
Net income (loss)	$3,983,010	$(11,459,985)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation expense	587,576	2,136,439
Change in fair value of warrants	(2,200,000)	—
Depreciation and amortization	176,690	215,016
Deferred rent expense	(51,130)	(45,406)
Foreign currency exchange (gain) loss	47,970	(163,331)
Changes in operating assets and liabilities:
Accounts receivable	314,770	(645,719)
Prepaid expenses and other current assets	24,211	12,718
Accounts payable and accrued expenses	(1,266,178)	422,327
Deferred contract revenue	(2,673,760)	3,333,333
Deposits and other assets	2,055	2,567

Net cash used in operating activities	(1,054,786)	(6,192,041)

Cash flows from investing activities:
Equipment and leasehold improvement expenditures	(109,567)	(5,383)
Patent expenditures	(460,288)	(114,043)

Net cash used in investing activities	(569,855)	(119,426)

Cash flows from financing activities:
Proceeds from sale of common stock and warrants, net	—	6,348,821
Proceeds from options and warrants exercised	35,812	231,276
Repayments of leasehold improvement debt	(15,278)	(14,108)

Net cash provided by financing activities	20,534	6,565,989

Net (decrease) increase in cash	(1,604,107)	254,522
Cash and cash equivalents at beginning of period	7,775,593	7,521,071

Cash and cash equivalents at end of period	$6,171,486	$7,775,593

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$9,544	$12,122

Income taxes	$1,600	$1,600

Supplemental Schedule of Non-cash Investing and Financing Activities:
Change in fair value of warrant liability	$(2,200,000)	$—

See accompanying notes to the consolidated financial statements.

LPATH, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

Note 1 – THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Lpath, Inc. (“Lpath,” “we,” or “company”) is using its proprietary technology to discover and develop lipidomic-based therapeutics, an emerging field of medical science that targets bioactive signaling lipids to treat important human diseases. Lpath has active programs in cancer, heart failure, and age-related macular degeneration.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The consolidated financial statements include the accounts of Lpath, Inc. and its wholly-owned subsidiary, Lpath Therapeutics Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits, money market deposits, and certificates of deposit.

Concentration of Credit Risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist of cash and cash equivalents. The company maintains its cash balances with one major commercial bank. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The company invests its excess cash in money market mutual funds and in certificates of deposit of federally insured financial institutions. The company has established guidelines relative to diversification of its cash investments and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed. To date, the company has not experienced any impairment losses on its cash equivalents.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost. Equipment depreciation is computed using the straight-line method over the estimated useful asset lives, which range from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remainder of the lease term. Repairs and maintenance are charged to expense as incurred.

Patents

Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent.

Long-Lived Assets

The company accounts for the impairment and disposition of long-lived assets for events or changes in circumstances which indicate that their carrying value may not be recoverable. The company recorded charges for impairments of patents totaling $11,973 and $66,978 in 2009 and 2008, respectively.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent. Lease incentives, including tenant improvement allowances, are also recorded to deferred rent and amortized on a straight-line basis over the lease term.

Stock-Based Compensation Expense

Compensation expense is measured based on the fair value of the award at the grant date, including estimated forfeitures, and is adjusted to reflect actual forfeitures and the outcomes of certain conditions. Compensation issued to non-employees is periodically remeasured and income or expense is recognized during their vesting terms.

Refer to Note 9, “Stockholders’ Equity,” for further information.

Revenue Recognition

Lpath may enter into collaborations where we receive non-refundable upfront payments, generally these payments would be for licenses to Lpath drug candidates. Non-refundable payments are recognized as revenue when the company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license together with performance obligations such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. The company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

If the company is involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the company expects to complete its aggregate performance obligations.

Whenever the company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The company recognizes revenue using the relative performance method provided that the company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If the company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and the company can reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

If the company cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the company can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the company is expected to complete its performance obligations under an arrangement.

Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

•	the milestone payments are non-refundable;

•	achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

•	substantive company effort is involved in achieving the milestone;

•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

•	a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

Grant Revenue. Lpath’s primary source of revenue to date has been research grants received from the National Institutes of Health. Lpath recognizes grant revenue as the related research expenses are incurred, up to contractual limits.

Royalty Revenue. Lpath recognizes royalty revenue from licensed products when earned in accordance with the terms of the license agreements. The licensee’s net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage and insurance.

Research and Development

Research and development costs are charged to expense when incurred.

Employee Benefit Plan

The company has a 401(k) defined contribution plan that provides benefits for most employees. An employee is eligible to participate in this plan after one month of service. The plan provides for full vesting of benefits over five years. Company contributions to the plan are made at the discretion of the Board of Directors and aggregated $62,803 and $62,140 in 2009 and 2008, respectively.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A net deferred tax asset related primarily to federal and state net operating loss and research and development credit carryforwards has been fully reserved due to uncertainties regarding Lpath’s ability to realize these tax benefits in future periods. Consequently, no income tax benefit has been recorded for the years ended December 31, 2009 and 2008.

Lpath periodically evaluates its tax positions to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities. Lpath has not incurred any interest or penalties as of December 31, 2009 with respect to income tax matters. Lpath does not expect that there will be unrecognized tax benefits of a significant nature that will increase or decrease within 12 months of the reporting date.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Comprehensive Loss

Comprehensive loss is comprised of net loss and certain changes in equity that are excluded from net loss. At December 31, 2009 and 2008, Lpath had no reportable differences between net income (loss) and comprehensive income (loss) per share data.

Basic net income (loss) per common share is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common dilutive equivalent shares, such as stock options, restricted stock units, restricted stock awards, warrants, and convertible securities, outstanding during the period.

Recent Accounting Pronouncements

On July 1, 2009, the Financial Standards Accounting Board (“FASB”) issued Statement of Financial Accounting Standard No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 , The Hierarchy of Generally Accepted Accounting Principles . This statement establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States (“the GAAP hierarchy”). Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for interim and annual periods ending on or after September 15, 2009. All then-existing non-SEC accounting and reporting standards are superseded and all non-grandfathered, non-SEC accounting literature not included in the Codification is deemed non-authoritative. There was no impact of the Codification on Lpath’s consolidated financial statements and related disclosures.

In October 2009, the FASB issued Update 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force . Accounting Standards Update No. 2009-13 amends Subtopic 605-25 to provide new guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which arrangement consideration should be allocated to such deliverables. This update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

Note 2 – RESEARCH AND DEVELOPMENT COLLABORATIVE AGREEMENT

On October 28, 2008 (the “Effective Date”), Lpath entered into a License Agreement (the “Merck Agreement”) with Merck KgaA, (“Merck”), pursuant to which Merck has agreed to collaborate, through its Merck Serono division, with the company to develop and commercialize ASONEP™, Lpath’s monoclonal antibody which is currently being evaluated as a drug candidate for the treatment of certain cancers. Pursuant to the terms of the Merck Agreement, the company licensed to Merck exclusive, worldwide rights to develop and commercialize ASONEP across all non-ocular indications.

In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program. Merck may, under certain circumstances following termination of the Agreement, have a right of first refusal for a period of 12 months to Lpath’s next most advanced oncology drug candidate.

In 2008, Merck paid the company an initial amount of $4,000,000, as provided in the Merck Agreement. Merck paid the company research and development funding of $1,000,000 in 2008 and $6,000,000 in 2009, which the company used to support development activities related to ASONEP, including the company’s Phase 1 clinical trial. In addition, during 2009 Merck paid the company $2,000,000 upon the achievement of certain ASONEP development objectives. As of December 31, 2009, Lpath had received a total of $13,000,000 from Merck under the terms of this arrangement.

The company accounts for the Merck Agreement as a single unit of accounting. Revenue is recognized over the anticipated performance period of twenty months using the straight-line method. Under the terms of the Merck Agreement, Lpath recognized revenue related to the upfront licensing fee and initial development funding of $1,666,667 in 2008 and $8,673,760 in 2009. In 2009, Lpath also recognized revenue of $2,000,000 related to the achievement of certain development objectives. As of December 31, 2009, the company had deferred revenue of $659,573 related principally to the upfront licensing fee.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Note 3 – GOING CONCERN UNCERTAINTY

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. In the year ended December 31, 2009, Lpath utilized cash in operating activities of $1,054,786. In the year ended December 31, 2008, Lpath incurred a net loss and utilized net cash in operating activities of $11,459,985 and $6,192,041, respectively. These conditions raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans with regard to these matters are discussed below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During 2010, the company expects to continue to incur cash losses from operations. While the company had cash totaling $6,171,486 as of December 31, 2009, the cost of its ongoing drug discovery and development efforts, including general and administrative expenses, are expected to consume between $9 and $12 million in 2010. The company believes that its existing cash and expected funding under the Merck Agreement during the first and second quarters of 2010 will be sufficient to meet its projected operating requirements at least through December 2010 at current operating levels. The collaboration with Merck was terminated effective April 24, 2010. As a result, the company will need to seek additional sources of capital to finance our research and development activities beyond 2010.

We expect to continue to incur cash losses from operations during 2010. In the event the company needs to raise additional capital, it would:

1.	Pursue additional fund raising activities from both existing and potential new investors.

2.	Explore cash generating opportunities from strategic alliances, including licensing portions of its technology or entering into corporate partnerships or collaborations. In such transactions, Lpath could transfer certain rights to one or more of its drug discovery or development programs, or to specific indications within those programs and receive infusions of cash in the short-term, and potentially in the long-term as well.

3.	Continue to seek additional research grants from the National Institutes of Health or other sources.

Note 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

	December 31,
	2009	2008
Equipment and leasehold improvements
Office furniture and fixtures	$28,908	$28,908
Laboratory equipment	424,841	337,995
Computer equipment and software	139,090	129,264
Leasehold improvements	150,303	143,203

	743,142	639,370
Accumulated depreciation	(504,389)	(354,152)

Equipment, net	$238,753	$285,218

Patents
Patents	$972,289	$523,974
Accumulated amortization	(71,263)	(61,189)

Patents, net	$901,026	$462,785

Note 5 – FAIR VALUE MEASUREMENTS

The company measures fair value in accordance with the applicable accounting standards in the FASB Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access as of the measurement date.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

•	Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Recurring Fair Value Estimates

The company’s recurring fair value measurements at December 31, 2009 were as follows:

	Fair Value as of December 31, 2009	In Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized Gains during the Year Ended December 31, 2009
Liabilities:
Warrants expiring April - June 2012	$3,200,000	$—	$—	$3,200,000	$1,700,000
Warrants expiring August 2013	900,000	—	—	900,000	500,000

	$4,100,000	$—	$—	$4,100,000	$2,200,000

The unrealized gains for the year ended December 31, 2009 are included on the consolidated income statement as change in fair value of warrants.

Recurring Level 3 Activity, Reconciliation, and Basis for Valuation

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3). The table reflects net gains and losses for all financial assets and liabilities categorized as Level 3 as of December 31, 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3):

Liabilities:
Warrant liability as of January 1, 2009	$6,300,000
Decrease in fair value of warrants	(2,200,000)

Warrant liability as of December 31, 2009	$4,100,000

The company determined the fair value of the warrants using a Black-Scholes model with consideration given to their “down-round” protection provisions that reduce the exercise price if the company issues new warrants or equity at a price lower than the stated exercise price. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of the company’s stock price.

Note 6 – RESEARCH AND LICENSE AGREEMENTS

In August 2006, Lpath and Lonza Biologics, PLC entered into two agreements, a License Agreement and a Research Evaluation Agreement. Both agreements grant Lpath the use of certain proprietary technology to assist in the development of monoclonal antibodies. Under the terms of the License Agreement an annual license fee of approximately £300,000 (approximately $467,000 at December 31, 2009) per year began to accrue during the third quarter of 2007, when Lpath utilized the Lonza technology in the manufacture of drug substance to be used in clinical trials. Under the terms of the License Agreement, payment of this annual license fee will be deferred until Lpath’s drug candidate utilizing that technology begins Phase 2 clinical trials. While it is not possible to accurately predict when, or if, the drug candidate will progress to the initiation of Phase 2 clinical trials, management believes that it is likely that payment of this annual fee will occur prior to December 2010. Under the terms of the Research Evaluation Agreement, a license fee is due annually. The company paid Lonza Biologics PLC annual license fees totaling approximately $61,000 and $66,000 during 2009 and 2008, respectively, related to the Research Evaluation Agreement.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

In August 2006, Lpath and Laureate Pharma, Inc. entered into a Development and Manufacturing Services Agreement for the development, manufacture and storage of Lpath’s Sonepcizumab monoclonal antibody for use in clinical trials. The company paid Laureate Pharma approximately $527,000 and $1,920,000 during 2009 and 2008, respectively, related to this agreement.

In August 2005, Lpath entered into a collaboration agreement with AERES Biomedical (“AERES”) to “humanize” the company’s Sphingomab monoclonal antibody. Humanization under this agreement with AERES involves utilizing proprietary processes owned by AERES for the purpose of modifying Sphingomab antibodies originally contained in mice for potential human acceptance in a clinical trial. The humanized version of Sphingomab that was produced from the collaboration with AERES is called Sonepcizumab. The company paid AERES $150,000 in 2008 and no amounts were paid during 2009. Lpath could owe certain additional contingent amounts when drug candidates based on Sonepcizumab pass through the levels of the FDA drug review and approval process. AERES will be entitled to a royalty, not to exceed 4%, on any revenues generated by the ultimate commercialization of any drug candidate based on Sonepcizumab.

Prior to 2006, Lpath entered into a research agreement with San Diego State University (SDSU). Under the agreement, the company paid fees and cost reimbursements to SDSU in exchange for research facilities, equipment, supplies, and personnel. Lpath was the sole owner of any discovery, invention, finding, data, or conclusion derived from the research. Total fees and cost reimbursements paid to SDSU were $111,000 for the year ended December 31, 2008. This agreement expired in 2008.

Note 7 – PRIVATE PLACEMENTS OF COMMON STOCK AND WARRANTS

In August 2008, the company received gross proceeds of $6,736,000 from the sale of common stock and warrants through a private placement. Lpath issued 7,090,999 shares of Class A common stock at a price of $0.95 per share. Each investor also received warrants to purchase the number of shares of Class A common stock equal to 25% of the number of common shares purchased in this financing. This resulted in the issuance of warrants to purchase a total of 1,772,748 shares of Class A common stock in this transaction. The warrants are exercisable at a price of $1.25 per share, and expire on August 12, 2013.

Stock issuance costs related to the private placement were paid in cash and warrants. Cash expenses for this transaction totaled $387,000, including placement agent fees totaling $276,000 and legal and other fees totaling $111,000. In addition, 166,740 warrants were issued to placement agents. These warrants carry an exercise price of $1.25 per share, and expire on August 12, 2013. All of the warrants issued in conjunction with this financing contain provisions specifying that in the event that Lpath sells shares of its Class A Common Stock at a price per share less than the exercise price of the warrants, then both the exercise price of the warrants and the number of shares that may be acquired with the warrants will be adjusted according to formulas specified in the warrants.

Note 8 – OBLIGATIONS UNDER REGISTRATION RIGHTS AGREEMENTS

The company entered into two Registration Rights Agreements (the “2007 and 2008 Registration Rights Agreements”) with the investors in the 2007 and 2008 private placements. The company met its initial obligations under both of the 2007 and 2008 Registration Rights Agreements when the company registered with the Securities and Exchange Commission (the “SEC”) the Class A common stock issued in the respective private placements, together with the Class A common stock to be issued upon exercise of the warrants, in the company’s Registration Statements (the “2007 and 2008 Registration Statements”) that were declared effective by the SEC in 2007 and 2008. The 2007 and 2008 Registration Rights Agreements also provide that if the respective Registration Statement ceases to remain continuously effective for more than 30 consecutive days or more than an aggregate of 60 calendar days during any 12-month period, the company may be required to make cash payments, as partial liquidated damages, to each investor in the respective private placement in an amount equal to 1.25% of the aggregate amount invested by such investor for each 30-day period, or any portion of a 30-day period.

The 2007 and 2008 Registration Rights Agreements provide that the maximum aggregate liquidated damages payable by the company shall be 8.75% of the aggregate amount invested. The company’s obligation to maintain the effectiveness of the 2007 and 2008 Registration Statements will continue until all of the shares issued in this private placement have been sold, or the date on which these shares may be sold pursuant to Rule 144(k). Based on the company’s experience since filing its first registration statement in 2006, the company believes that it is unlikely that it will be required to pay any liquidated damages under the provisions of the 2007 and 2008 Registration Rights Agreements, and therefore has not recorded a liability for that potential obligation.

The company entered into a Registration Rights Agreement (the “2005 Registration Rights Agreement”) with the investors in the November 30, 2005, the January 31, 2006, and the March 27, 2006 private placements. The company met its initial obligations under

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

that 2005 Registration Rights Agreement when the company’s Registration Statement on Form SB-2 (the “2006 Registration Statement”) was declared effective by the SEC on April 21, 2006. The 2005 Registration Rights Agreement also provides that if the 2006 Registration Statement ceases to remain continuously effective for more than 20 consecutive days or more than an aggregate of 45 days during any 12-month period, the company may be required to make cash payments, as liquidated damages, to each investor in the private placement in an amount equal to 1.25% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion of a 30-day period. The company’s obligation to maintain the effectiveness of the 2006 Registration Statement will continue until the earliest of (i) September 30, 2010, (ii) the date on which all of the shares issued in this private placement have been sold, or (iii) the date on which the shares issued in this financing may be sold pursuant to Rule 144(k). Based on the company’s experience since filing the 2006 Registration Statement, the company believes that it is unlikely that it will be required to pay any liquidated damages under the provisions of the 2005 Registration Rights Agreement, and therefore has not recorded a liability for that potential obligation.

Note 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

Lpath is authorized to issue up to 15,000,000 shares of preferred stock, par value $0.001. As of December 31, 2009 and 2008, there were no preferred stock shares issued or outstanding.

Equity Incentive Plan

In November 2005 the company adopted the Lpath, Inc. 2005 Stock Option and Stock Purchase Plan, which permitted stock option grants to employees, outside consultants, and directors. In October 2007, Lpath’s stockholders approved the amendment of this plan which was concurrently renamed the Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (“the Plan”). There are 10,390,000 shares of Class A common stock authorized for grant under the Plan. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of Lpath’s common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the company’s common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and vest over zero to five years. Restricted stock units granted have a five-year life and vest over zero to four years or upon the achievement of specified clinical trial milestones. As of December 31, 2009 a total of 3,787,261 shares of Class A common stock were available for future grant under the Plan.

The following table presents stock-based compensation as included in the company’s consolidated statements of operations:

	2009	2008
Stock-based compensation expense by type of award:
Stock options	$228,394	$230,193
Restricted stock units	359,182	1,906,246

Total stock-based compensation expense	$587,576	$2,136,439

Effect of stock-based compensation expense on income by line item:
Research and development	$97,439	$683,834
General and administrative	490,137	1,452,605

Total stock-based compensation expense	$587,576	$2,136,439

Fair value is determined at the date of grant for employee options and restricted stock units and at the date at which the grantee’s performance is complete for non-employee options and restricted stock units. Compensation cost is recognized over the vesting period based on the fair value of the options and restricted stock units.

Because of the company’s net operating losses for tax purposes, it did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2009 and 2008.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Stock Options

All stock options granted during 2008 were granted with exercise prices equal to the fair market value of the company’s common stock on the date of grant and the options had weighted-average grant-date fair values, measured on the grant date, of $1.00. No stock options were granted in 2009.

As of December 31, 2009, there was $38,000 of total unrecognized compensation expense, net of estimated forfeitures, related to unvested options granted under the Plan. That expense is expected to be recognized over a weighted-average period of 1.2 years.

The company uses the Black-Scholes valuation model to estimate the fair value of stock options at the grant date. The Black-Scholes valuation model uses the option exercise price as well as estimates and assumptions related to the expected price volatility of the company’s stock, the rate of return on risk-free investments, the expected period during which the options will be outstanding, and the expected dividend yield for the company’s stock to estimate the fair value of a stock option on the grant date.

The fair value of each option granted under the Plan during 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2008
Expected stock price volatility	80%
Risk-free interest rate	4.1%
Expected term	6 -10 years
Expected annual dividends	—

The weighted-average valuation assumptions were determined as follows:

•	Expected stock price volatility: The estimated expected volatility is based on a weighted-average calculation of a peer group and the company’s historical volatility.

•	Risk-free interest rate: The company bases the risk-free interest rate on the interest rate payable on U.S. Treasury debt securities.

•

Expected term of options: The expected term of options granted is derived using assumed exercise rates based on historical exercise patterns and represents the period of time that options granted are expected to be outstanding.

Expected annual dividends: The estimate for annual dividends is zero because the company has not historically paid, and does not intend for the foreseeable future to pay, a dividend.

A summary of the stock option activity under the plan as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	4,264,385	$0.58
Granted	22,000	1.31
Exercised	(262,642)	0.42
Expired	(107,411)	1.47
Forfeited	(273,985)	1.12

Outstanding at December 31, 2008	3,642,347	0.53
Granted	—	—
Exercised	(310,372)	0.12
Expired	(160,671)	1.00
Forfeited	(23,999)	0.89

Outstanding at December 31, 2009	3,147,305	0.55	5.42	$1,080,598

Vested and exercisable at December 31, 2009	3,107,789	$0.54	5.39	$1,080,598

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

The aggregate intrinsic value in the table above represents the total intrinsic value which would have been received by the stock option holders had all option holders exercised their options as of that date. The aggregate intrinsic value is calculated as the difference between the fair market value of the company’s common stock on December 31, 2009 of $0.80 and the exercise price of stock options, multiplied by the number of shares subject to such stock options.

At December 31, 2009, the company had 2,117,544 stock options outstanding with strike prices below the company’s market price of $0.80 on that date, of which 1,813,035 were vested and exercisable. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $250,000 and $390,000, respectively. Cash received from option exercises during the years ended December 31, 2009 and 2008 was $36,000 and $109,000, respectively. Upon stock option exercises the company issues new shares of common stock.

Restricted Stock Units

As of December 31, 2009, there was $1.1 million of total unrecognized stock-based compensation expense related to unvested restricted stock units granted under the Equity Incentive Plan. The company expects to recognize that expense over a weighted-average period of 2.1 years.

The following table summarizes the restricted stock units activity of the company during 2009 and 2008:

	Total Restricted Stock Units	Weighted Average Grant- Date Fair Value
Outstanding January 1, 2008	1,879,800	$2.42
Granted	1,019,000	1.54
Shares issued	(112,812)	2.20
Forfeited	(398,563)	1.41

Outstanding December 31, 2008	2,387,425	2.05
Granted	809,000	0.86
Shares issued	(59,025)	1.90
Forfeited	(926,024)	1.53

Outstanding December 31, 2009	2,211,376	$1.23

Warrants

Lpath adopted EITF 07-5 effective January 1, 2009. The adoption of EITF 07-5’s (codified in Financial Accounting Standards Board Accounting Standards Codification Topic 815, “Derivatives and Hedging.”) requirements can affect the accounting for warrants that contain provisions that protect holders from a decline in the stock price (or “down-round” protection). For example, warrants with such provisions will no longer be recorded in equity. Down-round protection provisions reduce the exercise price of a warrant or convertible instrument if a company either issues equity shares for a price that is lower than the exercise price of those instruments or issues new warrants or convertible instruments that have a lower exercise price. The company evaluated whether warrants to acquire stock of the company contain provisions that protect holders from declines in the stock price or otherwise could result in modification of the exercise price and/or shares to be issued under the respective warrant agreements based on a variable that is not an input to the fair value of a “fixed-for-fixed” option. The company determined that the following warrants contained such provisions, and therefore pursuant to the applicable criteria, they were not indexed to the company’s own stock:

Warrant Expiration Dates	Number of Shares	Exercise Price per Share
April – June 2012	8,017,951	$1.04
August 2013	1,939,490	$1.25

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

The company, beginning on January 1, 2009, recognizes these warrants as liabilities at their respective fair values on each reporting date. The cumulative effect of the change in accounting for these warrants of $3,200,000 was recognized as an adjustment to the opening balance of accumulated deficit at January 1, 2009. The cumulative effect adjustment was the difference between the amounts recognized in the consolidated balance sheet before initial adoption of ASC 815 and the amounts recognized in the consolidated balance sheet upon the initial application of ASC 815. The amounts recognized in the consolidated balance sheet as a result of the initial application of ASC 815 on January 1, 2009 were determined based on the amounts that would have been recognized if ASC 815 had been applied from the issuance date of the warrants.

The warrant liability reflected on Lpath’s balance sheet is a consequence of current generally accepted accounting principles, arising from the implementation of ASC 815. There is no foreseeable circumstance under which Lpath can be required to make any cash payment to settle the warrant liability now carried on the balance sheet.

The following table summarizes Lpath warrants outstanding as of December 31, 2009:

Warrant Expiration Date	Number of Shares	Exercise Price per Share
September 30, 2010	268,523	$0.80
September 30, 2010	4,411	$0.95
September 30, 2010	5,281,697	$1.50
February 12, 2012	50,000	$2.00
April 6, 2012	6,475,235	$1.04
June 13, 2012	1,542,716	$1.04
October 31, 2012	531,394	$0.16
February 28, 2013	50,000	$2.00
August 12, 2013	1,847,910	$1.25
August 15, 2013	78,948	$1.25
August 18, 2013	12,632	$1.25

Total:	16,143,466

Weighted average:		$1.19

The terms of all outstanding warrants permit the company, upon exercise of the warrants, to settle the contract by the delivery of unregistered shares. During 2009, 390,000 warrants expired.

Note 10 – INCOME TAXES

As of December 31, 2009, Lpath had federal and state net operating loss carryforwards of approximately $33 million and $28 million, respectively, that will expire beginning in 2018 and continue expiring through 2029. Portions of these net operating loss carryforwards may be used to offset future taxable income, if any.

As of December 31, 2009, Lpath also has federal and California research and development tax credit carryforwards of $751,000 and $618,000, respectively, available to offset future taxes. The federal credits begin expiring in 2019, and the state credits do not expire.

Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in Lpath’s ownership limit the amount of net operating loss carryforwards and tax credit carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in Lpath’s consolidated financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets.

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Significant components of the company’s deferred tax assets and liabilities are as follows:

	2009	2008
Deferred tax assets:
Federal and state net operating loss carryforwards	$13,804,000	$14,502,000
Research and development credit carryforwards	1,369,000	1,904,000
Stock-based compensation	2,082,000	1,863,000
Deferred contract revenue	672,000	1,428,000
Other, net	13,000	62,000

	17,940,000	19,759,000

Deferred tax liabilities:
State taxes	(1,331,000)	(1,486,000)
Patent costs	(386,000)	(198,000)

	(1,717,000)	(1,684,000)

Total deferred tax assets	16,223,000	18,075,000
Valuation allowance	(16,223,000)	(18,075,000)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased by $1,852,000 in 2009 and increased by $5,386,000 in 2008.

As a result of the company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded as of December 31, 2009 and 2008. The provision for income taxes using the statutory federal income tax rate of 34% as compared to the company’s effective tax rate is summarized as follows:

	2009	2008
Federal tax benefit (expense) at statutory rate	$(1,354,000)	$3,896,000
State tax benefit (expense), net	(108,000)	868,000
Change in fair value of warrants	748,000	—
R&D credits	(535,000)	353,000
Employee stock-based compensation	(20,000)	(114,000)
Other permanent differences	(583,000)	383,000
Decrease (increase) in valuation allowance	1,852,000	(5,386,000)

Provision for income taxes	$—	$—

Note 11 – EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were calculated as follows:

	Years Ended December 31,
	2009	2008
Net income (loss)	$3,983,010	$(11,459,985)
Weighted average number of shares used in basic earnings (loss) per share	54,177,677	48,068,937
Additional dilutive shares from the assumed exercise of outstanding:
Options	1,846,884	—
Restricted stock units	225,840	—
Warrants	575,185	—

Weighted average number of shares used in diluted earnings (loss) per share	56,825,586	48,068,937

LPATH, INC.

Notes to Consolidated Financial Statements—(Continued)

Years Ended December 31, 2009 and 2008

Options to purchase 1,332,881 shares of common stock, warrants to purchase 15,343,549 shares of common stock, and 670,017 restricted stock units were outstanding during the year ended December 31, 2009 but were not included in the computation of diluted earnings per share because they were anti-dilutive. Common stock equivalents from stock options, restricted stock units, and warrants of 20,818,691 for the year ended December 31, 2008 were excluded from the calculation of diluted loss per share because the effect was anti-dilutive.

Note 12 – RELATED PARTY TRANSACTIONS

Lpath subleases a portion of its facility to Western States Investment Corporation (“WSIC”), owned by two individuals who are among Lpath’s largest stockholders. The terms of the sublease, in general, are the same as the terms of the company’s direct lease. In addition, certain Lpath employees provide investment oversight, accounting, and other administrative services to WSIC. Certain WSIC employees also provide services to Lpath. Lpath and WSIC reimburse each other for costs incurred on behalf of the other entity. Lpath’s rent expense totaled $187,000 and $215,000 for the years ended December 31, 2009 and 2008, respectively. Lpath’s sublease income amounted to $15,000 and $17,000 for the years ended December 31, 2009 and 2008, respectively.

During 2009, WSIC reimbursed Lpath $115,200 for investment oversight expenses and $18,478 for lease and facility related expenses. During 2008, WSIC reimbursed Lpath $144,000 for investment oversight expenses, $22,157 for lease and facility related expenses, and $2,860 for accounting and other administrative services. During 2009 and 2008, Lpath reimbursed WSIC $42,078 and $40,778, respectively, for administrative expenses.

As of December 31, 2009, there were no amounts due to or from WSIC. As of December 31, 2008, WSIC owed Lpath $1,480 for lease and facility expenses. As of December 31, 2008, Lpath owed WSIC $8,816 for accounting and administrative expenses.

NOTE 13 – SUBSEQUENT EVENTS

On March 29, 2010 Lpath announced that it had achieved a Phase 1 development milestone pursuant to the terms of the Merck Agreement. As a result, Lpath received a non-refundable milestone payment of $2 million and will recognize revenue of that amount in the first quarter of 2010.

In March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this filing. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Market Risks” and elsewhere in this filing.

Overview

We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutics. Lipidomics is an emerging field of medical science whereby bioactive signaling lipids are targeted to treat important human diseases. Our lead product candidate, ASONEP™, is a monoclonal antibody against sphingosine-1-phosphate (S1P). ASONEP completed a Phase 1 clinical trial in the first quarter of 2010, and we believe that it holds promise for the treatment of cancer and other diseases. Our second product candidate, iSONEP™ (another formulation of the same S1P-targeted antibody) has completed Phase I clinical trials and demonstrated promising results in treating patients afflicted with age-related macular degeneration. Studies conducted in models of human ocular disease indicate that iSONEP may also be useful in treating other ocular diseases including retinopathy, and glaucoma. Our third product candidate, Lpathomab™, is an antibody against lysophosphatidic acid (LPA), a key bioactive lipid that has been long recognized as a valid disease target. Our ability to generate novel antibodies against bioactive lipids is based on our ImmuneY2™ technology, a series of proprietary processes we have developed. We are currently applying the Immune Y2 process to other lipid-signaling agents that are validated targets for disease treatment, thereby potentially creating a pipeline of monoclonal antibody-based drug candidates.

We have incurred significant net losses since our inception. As of December 31, 2009, we had an accumulated deficit of approximately $32.4 million. We expect our operating losses to increase for the next several years as we pursue the clinical development of our product candidates.

Revenue

We have generated approximately $4.3 million in revenue to date from research grants awarded by the National Institutes of Health. We expect to continue to receive small amounts of revenue from research grants.

We have generated $156,000 in royalty revenue to date from a licensing agreement with a company that produces novel research assays. We expect to continue to receive small amounts of royalty revenue under this agreement.

In October 2008, we entered into a License Agreement with Merck, pursuant to which Merck agreed to collaborate, through its Merck Serono division, with us to develop and commercialize ASONEP, our Phase 1 monoclonal antibody which is being evaluated as a drug candidate for the treatment of certain cancers. In September 2009, the parties amended the Merck Agreement. In conjunction with the amendment, Merck formally exercised its right to extend the decision deadline to take responsibility for the Phase 2 clinical trials. The parties agreed that such deadline was June 27, 2010. In March 2010, Merck acknowledged that we had achieved a development milestone, for which we earned $2 million. Later in March 2010, Merck proposed moving forward with the partnership via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath or its stockholders. Consequently, on March 25, 2010, Merck notified us of their decision to terminate the License Agreement. Pursuant to the terms of the Agreement, the termination was effective on April 24, 2010, and upon termination Merck KGaA relinquished all rights to the ASONEP program.

In 2008, Merck paid us an initial amount of $4,000,000, as provided in the Merck Agreement. Merck paid us research and development funding of $1,000,000 in 2008 and $6,000,000 in 2009, which we used to support development activities related to ASONEP, including our Phase 1 clinical trial. In addition, during 2009 Merck paid us $2,000,000 upon the achievement of certain ASONEP development objectives. As of December 31, 2009, we had received a total of $13,000,000 from Merck under the terms of this arrangement.

Under the Merck collaborative agreement, we recognized revenue related to the upfront licensing fee and initial development funding of $8,673,760 and $1,666,667 in 2009 and 2008, respectively. In 2009, we recognized and received an additional $2,000,000 related to the achievement of certain ASONEP development objectives. As of December 31, 2009, we had deferred revenue of $659,573 related principally to the upfront licensing fee.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related employee benefits, research supplies and materials, external costs associated with our drug discovery research, and external drug development costs, including preclinical testing and regulatory expenses, manufacturing of material for clinical trials, and the costs of conducting clinical trials. Our historical research and development expenses are principally related to the drug discovery and clinical development efforts in creating and developing our lead product candidates, ASONEP, iSONEP, and Lpathomab.

We charge all research and development expenses to operations as incurred. We expect our research and development expenses to increase significantly in the future as our product candidates move through pre-clinical testing and into clinical trials.

Due to the risks inherent in the drug discovery and clinical trial process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Clinical development timelines, the probabilities of success, and development costs vary widely. While we are currently focused on advancing each of our product development programs, we anticipate that we will periodically make determinations as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates will be subject to future partnering, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we cannot be certain when and to what extent we will receive cash inflows from the commercialization of our product candidates.

We expect that our research and development expenses will approximate $20 to $30 million over the two year period ending December 31, 2011. This estimate includes the expenses to conduct Phase 2 clinical trials for iSONEP, one of our two Phase 2 product candidates, as well as to initiate preclinical testing of our third product candidate, Lpathomab. We expect that the Phase 2 clinical trials for ASONEP will be conducted by a partner. We expect our expenditures to increase as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for one product candidate typically requires expenditures in excess of approximately $100 million. Any failure by us or delay in completing clinical trials, or in obtaining regulatory approvals, would cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations and our ability to continue as a going concern.

General and Administrative Expenses

Our general and administrative expenses principally comprise salaries and benefits and professional fees related to our business development, intellectual property, finance, human resources, legal, and internal systems support functions. In addition, general and administrative expenses include insurance and an allocated portion of facilities and information technology costs.

We anticipate increases in general and administrative expenses as we add personnel, increase our business development activities, become subject to the full Sarbanes-Oxley compliance obligations applicable to larger publicly-held companies, and continue to develop and prepare for the commercialization of our product candidates.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development

Our sponsored research and development costs related to future products and redesign of present products are expensed as incurred.

Patent Expenses

Legal and filing costs directly associated with obtaining patents are capitalized. Upon issuance of a patent, amortization is computed using the straight-line method over the estimated remaining useful life of the patent.

Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

We may enter into collaborations where we receive non-refundable upfront payments, generally these payments would be for licenses to our drug candidates. Non-refundable payments are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license together with performance obligations such as research and development responsibilities and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting. We recognize up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

If we are involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, we assess whether our involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which our performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. We recognize revenue using the relative performance method provided that we can reasonably estimate the level of effort required to complete our performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Revenue recognized is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If we cannot reasonably estimate the level of effort required to complete our performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and we cannot reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period we expect to complete our performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

Significant management judgment is required in determining the level of effort required under a collaboration arrangement and the period over which we are expected to complete our performance obligations under an arrangement.

Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are considered to be performance bonuses that are recognized upon achievement of the milestone only if all of the following conditions are met:

•	the milestone payments are non-refundable;

•	achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;

•	substantive company effort is involved in achieving the milestone;

•	the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,

•	a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a payment meets the aforementioned conditions involves management’s judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above.

Grant Revenue. Our primary source of revenue to date has been research grants received from the National Institutes of Health. We recognize grant revenue as the related research expenses are incurred, up to contractual limits.

Royalty Revenue. We recognize royalty revenue from licensed products when earned in accordance with the terms of the license agreements. Net sales figures used for calculating royalties include deductions for costs of unsaleable returns, cash discounts, freight, postage and insurance.

Stock-Based Compensation

Issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services we receive are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrant or similar equity instruments issued have been estimated based on the Black-Scholes option pricing model.

Net Operating Losses and Tax Credit Carryforwards

At December 31, 2009, we had federal and state net operating loss carryforwards of approximately $33 million and $28 million, respectively. Under current law, the federal and California net operating loss carryforwards may be available to offset taxable income through 2028 and California net operating loss carryforwards may be available to offset taxable income through 2029.

As of December 31, 2009, we also had federal and California research and development tax credit carryforwards of $751,000 and $618,000, respectively. These tax credits may be available to offset future taxes. The federal credits begin expiring in 2019, and the state credits do not expire.

A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that we can utilize annually in the future to offset taxable income. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss and tax credit carryforwards in any fiscal year may be significantly limited.

Fair Value of Warrant Liability

We measure fair value in accordance with the applicable accounting standards in the FASB Codification. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access as of the measurement date.

•	Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•	Level 3 — unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

We determined the fair value of the warrants using a Black-Scholes model with consideration given to their “down-round” protection provisions that reduce the exercise price if we issue new warrants or equity at a price lower than the stated exercise price. The model considered amounts and timing of future possible equity and warrant issuances and historical volatility of our stock price.

Results of Operations

Years Ended December 31, 2009 and 2008

Grant and Royalty Revenue. Grant and royalty revenue for 2009 increased to $1,236,000 from $1,194,000 in 2008. The increase of $42,000 reflects the increased level of activity on studies funded by grants from the National Institutes of Health (“NIH”).

Research and Development Revenue Under Collaborative Agreement. As described in Note 2 to the financial statements, work continued in 2009 under the Merck Agreement. We recognize revenue under the Merck Agreement ratably over the period of performance which is estimated to conclude on June 28, 2010. In 2009, we recognized $10,674,000 of revenue under this Merck Agreement. This amount included a $2,000,000 non-refundable substantive milestone payment received in the third quarter upon the achievement of certain ASONEP development objectives. In 2008, we recognized revenue of $1,666,667 under the Merck Agreement.

Research and Development Expenses. Research and development (R&D) expenses for 2009 were $6,628,000 compared to $10,116,000 for 2008. The decrease of $3,488,000 is principally due to the fact that we incurred significant expenses in 2008 related to the manufacture of drug supplies as well as other expenses associated with the initiation of Phase 1 clinical trials for both ASONEP and iSONEP. The ASONEP Phase 1 trial began in April of 2008, and the iSONEP Phase 1 trial began in October of that year. Similar clinical trial start-up costs were not incurred in 2009. Both Phase 1 trials continued during 2009 and were completed or nearing completion at the end of 2009. Therefore, the expenses associated with these clinical trials declined significantly from the level incurred in 2008. For the year ended December 31, 2009, employee compensation and benefits expense increased by approximately $397,000 compared to 2008. The increase is due principally to additions to our research and development staff in the fourth quarter of 2008, and merit pay increases implemented in 2009. Stock-based compensation charges decreased by $586,000 due principally to two factors: (1) the average market value of our common stock was relatively low during 2009 compared to 2008 (our stock price is a key factor in the calculation of stock-based compensation expense for outside consultants), and (2) adjustments for forfeited restricted stock units.

General and Administrative Expenses. General and administrative expenses were $3,479,000 for the year ended December 31, 2009 compared to $4,480,000 for 2008, a decrease of $1,001,000. Stock compensation expense decreased by $962,000 in 2009. This decrease is due principally to the decline in our stock price compared to 2008, adjustments for forfeited restricted stock units, and cliff vesting of restricted stock units that occurred in 2008. Employee compensation and benefits expenses increased in 2009 compared to 2008 by $225,000 due to increased staffing and merit increases.

Other Income (Expense), net. Other income (expense) netted to $19,000 of expense for the year ended December 31, 2009 compared to $275,000 of income for the year ended December 31, 2008, a decrease of $294,000. This net change is principally comprised of two elements: (1) interest income decreased by $85,000 in 2009 as compared 2008 as a result of lower prevailing interest rates; and (2) we recognized a foreign currency loss of $48,000 in 2009 compared to a gain of $163,000 in 2008 due to fluctuations in the exchange rate used to translate the carrying amount of our accrued liability related to a license agreement obligating us to make payments in Pounds Sterling.

Change in Fair Value of Warrants. Various factors are considered in the Black-Scholes model we use to value outstanding warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors will have a significant impact on the computed fair value of the warrant liability. The most significant factor in the valuation model is our stock price. Our stock is thinly traded and relatively small transactions can impact our quoted stock price significantly. As a result, our stock price volatility factor is approximately 95%. As such, we expect future changes in the fair value of the warrants to continue to vary significantly from quarter to quarter. We caution that the $2,200,000 decrease in fair value of the warrants, and corresponding credit to the results of operations, recognized during 2009, and all future such changes, should not be given undue importance when considering our financial condition and our results of operations. We do not believe that these adjustments, which are required by current generally accepted accounting principles, reflect economic activities or financial obligations undertaken by us.

Liquidity and Capital Resources

Since our inception, our operations have been financed primarily through the private placement of equity and debt securities. Through December 31, 2009, we had received net proceeds of approximately $36,400,000 from the sale of equity securities and from the issuance of convertible promissory notes. In the fourth quarter of 2008, we began to receive substantial funding from our Merck Agreement. Through December 31, 2009, we had received $13,000,000 from the Merck Agreement. As of December 31, 2009, we had cash and cash equivalents totaling $6,171,000.

During the year ended December 31, 2009, we used net cash of $1,055,000 for operating activities compared to $6,192,000 in the year ended December 31, 2008. The $5,137,000 decrease in net cash used in operating activities in 2009 was driven primarily by the receipt of $8,000,000 from the Merck Agreement offset by a reduction in accounts payable and accrued liabilities. Net cash used in investing activities during 2009 was $570,000 compared to $119,000 during 2008. Of the amount used for investing activities in 2009, $460,000 was invested in the prosecution of additional patents compared to $114,000 in 2008. In addition, acquisitions of equipment and leasehold improvements totaled $110,000 in 2009 compared to $5,000 in 2008. The increase in the amount spent to prosecute patents was due to the fact that several international patent applications entered a more active phase in several different jurisdictions.

Net cash provided from financing activities during 2009 totaled approximately $20,000 compared to $6,566,000 in 2008. In 2008, we realized $6,349,000 from the sale of common stock and warrants.

Our commitments to settle contractual obligations in cash as of December 31, 2009 include lease obligations of $176,446 and leasehold improvement debt of $15,117. Such obligations will be paid in 2010. The underlying lease expires in November 2010.

A portion of our leased facility is subleased to a company that is co-owned by two of our largest stockholders. The terms of this sublease, in general, are the same as the terms of our direct lease and provide for sublease payments to us of $15,117 in 2010.

In June 2009, we were awarded a $3.0 million grant by the Small Business Innovation Research (SBIR) Program sponsored by the National Cancer Institute (NCI). The funds will support the continued clinical development of Lpath’s leading drug candidate, ASONEP. The award was made under provisions of SBIR’s new “bridge” award program, which provides grants of up to $1 million per year for up to three years to innovative small businesses for developing and commercializing novel technologies or products designed to prevent, diagnose, or treat cancer. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was tested as a treatment for cancer. As of December 31, 2009, we have received funding of approximately $600,000 from this grant.

We have entered into various agreements with third parties to perform specialized drug discovery tasks, license proprietary technology, manufacture product candidates, conduct preclinical and clinical studies, and provide analytical services. Our payment obligations under these agreements depend upon the progress of our discovery and development programs. Therefore, we are unable to estimate with certainty the future costs we will incur under these agreements. In one such arrangement, we have entered into a collaboration agreement with a biomedical research company to utilize their proprietary processes to assist us in preparing our lead drug candidate for clinical trials. Under the terms of that collaboration agreement, we are obligated to make additional milestone payments and specified royalty payments upon the achievement of certain product-development events and commercialization objectives. Under the terms of a license agreement with another biomedical research company, an annual license fee of approximately £300,000 per year began to accrue during the third quarter of 2007 following the occurrence of certain events. Pursuant to that agreement, payment of that annual license fee will be deferred until one of our drug candidates incorporating that technology begins Phase 2 clinical trials. We estimate that the earliest date that payment of this licensing fee will be made is in 2010. Accordingly, a liability for this amount has been accrued and the ultimate payment of this amount is included in accrued expenses on our balance sheet. Other deferred license fees, milestone payments and royalty payments under our various agreements are not included in the table above because we cannot, at this time, determine when, or if, the related milestones will be achieved or the events triggering the commencement of payment obligations will occur.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. In the years ended December 31, 2009 and 2008, we utilized cash in operating activities of $1,055,000 and $6,192,000, respectively. These conditions raise substantial doubt about our ability to continue as a going concern. Our plans with regard to these matters are discussed below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During 2010, we expect to continue to incur cash losses from operations. While we had cash totaling $6,171,486 as of December 31, 2009, the cost of our ongoing drug discovery and development efforts, including general and administrative expenses, are expected to consume between $9 and $12 million in 2010. We believe that our existing cash and expected funding under our Merck Agreement during the first two quarters of 2010 will be sufficient to meet our projected operating requirements at least through December 2010. The collaboration agreement with Merck was terminated effective April 24, 2010, therefore we believe we will need to seek additional sources of capital to finance our research and development activities.

We expect to continue to incur cash losses from operations during 2010. Additional capital may be required to continue to fund our research and development projects. In the event we need to raise additional capital, we would:

1.	Pursue additional fund raising activities from both existing and potential new investors.

2.	Explore cash generating opportunities from strategic alliances, including licensing portions of our technology or entering into corporate partnerships or collaborations. In such transactions, we could transfer certain rights to one or more of our drug discovery or development programs, or to specific indications within those programs and receive infusions of cash in the short-term, and potentially in the long-term as well.

3.	Continue to seek additional research grants from the National Institutes of Health or other sources.

Until we can generate significant cash from operations, we expect to continue to fund our operations with cash resources generated from a combination of NIH grants, the proceeds of offerings of our equity securities and license agreements. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements, additional licenses, and debt financing. However, we may not be successful in obtaining cash from new or existing collaboration agreements or licenses, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or to our stockholders. Having insufficient funds may require us to delay, scale back, or eliminate some or all of our development programs, relinquish some or even all rights to product candidates at an earlier stage of development, or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds from the issuance of equity securities, substantial dilution to our existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Impact of Recent Accounting Pronouncements

On July 1, 2009, the Financial Standards Accounting Board (“FASB”) issued Statement of Financial Accounting Standard No. 168, The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 , The Hierarchy of Generally Accepted Accounting Principles . This statement establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States (“the GAAP hierarchy”). Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification is effective for interim and annual periods ending on or after September 15, 2009. All then-existing non-SEC accounting and reporting standards are superseded and all non-grandfathered, non-SEC accounting literature not included in the Codification is deemed non-authoritative. There was no impact of the Codification on our consolidated financial statements and related disclosures.

In October 2009, The FASB issued Update 2009-13, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force . Accounting Standards Update No. 2009-13 amends Subtopic 605-25 to provide new guidance concerning (1) the determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting, and (2) the manner in which arrangement consideration should be allocated to such deliverables. This update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations, while at the same time maximizing the income we receive from our investments without materially increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash, cash equivalents, and short-term investments in a variety of securities, including commercial paper and money market funds. Our cash and investments at December 31, 2009 consisted exclusively of cash in bank accounts, certificates of deposit, and a money market mutual fund that is restricted to invest only in short-term U.S. Treasury securities.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following sets forth certain information regarding our directors and executive officers as of March 31, 2010 (biographical descriptions below that reference dates prior to November 30, 2005 relate to such officer’s role in Lpath Therapeutics, Inc., our wholly-owned subsidiary):

Name	Age	Position
Scott R. Pancoast	51	President, Chief Executive Officer and Director
Roger A. Sabbadini, Ph.D.	63	Vice President, Chief Scientific Officer
Gary J.G. Atkinson	58	Vice President, Chief Financial Officer and Secretary
Jeffrey A. Ferrell	36	Director
Charles A. Mathews	72	Director
Daniel H. Petree	54	Director
Donald R. Swortwood	69	Director

Scott R. Pancoast

Chief Executive Officer, President, and Director

Mr. Pancoast has served as the President and Chief Executive Officer of Lpath since March 2005, and as a Director of Lpath since 1998. Prior to joining Lpath, from 1994 to 2005 Mr. Pancoast was the Executive Vice President of Western States Investment Corporation (“WSIC”), a private San Diego venture capital fund. He has served as the CEO or interim CEO for six start-up companies, and has been a member of the board of directors for over 15 companies, including two public companies. During 2005 and 2006 Mr. Pancoast continued to serve as the Executive Vice President of WSIC, which is co-owned by two of Lpath’s largest stockholders. Lpath was reimbursed by WSIC for the portion of his compensation and benefits corresponding to the time he devoted to WSIC matters. Effective December 31, 2006, Mr. Pancoast resigned from his position as an officer and director of WSIC; however, he continues to serve as a member of the board of directors of four WSIC portfolio companies. From 1986 to 1994 Mr. Pancoast was with National Sanitary Supply Company, where he was a member of the Board of Directors and served in various management positions including Senior Vice President — Operations and Chief Financial Officer. Mr. Pancoast currently serves on the board of Sound Health Solutions, Inc. [SHSO.PK]. He is a graduate of the Harvard Business School and the University of Virginia. We believe Mr. Pancoast’s qualifications to sit on our Board include his experience as a CEO, his experience as a venture capitalist and business leader, and his current and past service as a board member for public and private companies.

Roger A. Sabbadini, Ph.D.

Scientific Founder, Vice President, Chief Scientific Officer

Dr. Sabbadini founded Lpath in 1997 and has served as the Chief Scientific Officer since its inception. Dr. Sabbadini is professor emeritus of Biology at San Diego State University, where he served for over 29 years, and is the founder of three biotechnology companies incubated out of San Diego State University. Dr. Sabbadini’s lab is focused on developing novel therapeutics for the treatment of sphingolipid-related diseases. Dr. Sabbadini is a Charter Member of the SDSU Molecular Biology Institute and a Charter Member of the SDSU Heart Institute. He holds a Ph.D. from the University of California, Davis. Dr. Sabbadini served as a Director of Lpath from December 2005 to November 2008.

Gary J. G. Atkinson

Vice President, Chief Financial Officer, and Secretary

Mr. Atkinson joined Lpath as Vice President, Chief Financial Officer in 2005. He has more than 20 years of financial management experience. Occasionally Mr. Atkinson devotes a portion of his time to matters relating to WSIC. In that event, Lpath is reimbursed by WSIC for the portion of his compensation and benefits corresponding to the time he devoted to WSIC matters. Prior to joining Lpath, Mr. Atkinson served, from 2001 to 2005, as Senior Vice President and Chief Financial Officer at Quorex Pharmaceuticals, Inc., a drug discovery company. From 1995 to 2000, Mr. Atkinson served as Vice President of Finance at Isis Pharmaceuticals, a publicly held pharmaceutical research and development company. He began his career with Ernst & Young and holds a B.S. from Brigham Young University.

Jeffrey A. Ferrell

Director

Mr. Ferrell currently serves as the Managing Member of Athyrium Capital Management, LLC, a life sciences focused investment and advisory company with offices in New York City. From 2001 to 2008, Mr. Ferrell served in a number of capacities at Lehman Brothers. Most recently he oversaw public and private life sciences investments for Global Trading Strategies, a principal investment group within Lehman, as a Senior Vice President. Prior to that he was a Vice President in Lehman Brothers’ Private Equity division. Prior to joining Lehman in 2001, he was a principal at Schroder Ventures Life Sciences in Boston. Ferrell holds an A.B. in Biochemical Sciences from Harvard University. We believe Mr. Ferrell’s qualifications to sit on our Board include his experience in providing fund raising and advisory services to life sciences companies, his knowledge of the life sciences industry, and his knowledge of the capital markets.

Charles A. Mathews

Director

Mr. Mathews is an active private investor and serves as an independent director on the boards of a number of public and private companies. From March 2005 to November 2006, Mr. Mathews was Chairman of Avanir Pharmaceuticals (AVNR), a drug development and marketing company and from May to September 2005 acted as its Chief Executive Officer. Mr. Mathews is a past president of the San Diego Tech Coast Angels, part of an affiliation of over 200 accredited “angel” investors active in the life science and technology industries. From April 2002 until January 2004, Mr. Mathews served as the President and Chief Executive Officer of DermTech International, a privately held contract research organization focused on dermal and transdermal drugs. From 1996 to April 2002, Mr. Mathews was an independent management consultant, providing CEO-level consulting services to various public and private companies. He continues to serve as a director for Avanir Pharmaceuticals Inc. and several privately held companies. Mr. Mathews has served as a director of Lpath since March 2006. We believe Mr. Mathews’ qualifications to sit on our Board include his leadership experience as an executive in the life sciences industry, his expertise in operations and corporate governance, and his service on other public and private company boards and board committees.

Daniel H. Petree

Director

Mr. Petree has over 20 years of experience in the biotechnology industry, serving in a variety of roles including investment banker, senior operating manager and corporate and securities lawyer. Currently, Mr. Petree serves as a director of Cypress Biosciences, Inc., a company that provides products for the treatment of patients with Functional Somatic Syndromes and other central nervous system disorders, a position which he has held since 2004. Mr. Petree also is a member and co-founder of P2 Partners, LLC, which provides transaction advisory services to small and medium sized life science companies. Before co-founding P2 Partners in 2000, Mr. Petree was President and Chief Operating Officer of Axys Pharmaceuticals, a structure-based drug design company in South San Francisco. Mr. Petree has served as a director of Lpath since November 10, 2008. We believe Mr. Petree’s qualifications to sit on our Board include his experience as an executive and an investment banker in the biotechonology industry, his experience with structuring and negotiating pharmaceutical partnering arrangements, and his service on other public company boards and board committees.

Donald R. Swortwood

Director

Mr. Swortwood has served as Chairman and CEO of Western States Investment Corporation since its founding in 1977 and has been an active investor in California business for nearly thirty years. His investments have ranged from a business that developed novel technologies for the detection and treatment of gastro-esophageal reflux disease, which was sold to Medtronic; to a leader in storage area network management software solutions, which was sold to EMC; to a business that developed the first “ear thermometer,” which was sold to Wyeth. Currently, the Western States portfolio of holdings includes a number of biotech and life science companies. Mr. Swortwood is a graduate of Stanford University. Mr. Swortwood has served as a director of Lpath since July 2006. We believe Mr. Swortwood’s qualifications to sit on our Board include his experience as a business leader and venture capitalist and his experience in advising emerging growth life science and technology companies.

There are no family relationships between any of the officers and directors.

EXECUTIVE COMPENSATION

The following table summarizes the compensation that we paid to our Chief Executive Officer and each of our two other most highly compensated executive officers (collectively, the “Named Executives”) during the year ended December 31, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary		Bonus		Option and RSU Awards		All Other Compensation		Total
Scott R. Pancoast	2009	$381,616	(1)	$233,500	(4)	$127,500	(5)	$10,338	(6)	$752,954
Chief Executive Officer and President	2008	$352,917	(1)	$—		$—	(5)	$9,200	(6)	$361,117

Roger A. Sabbadini, Ph.D.	2009	$214,667	(2)	$64,500	(4)	$42,500	(5)	$—		$321,667
Chief Scientific Officer	2008	$165,020	(2)	$—		$—	(5)	$—		$165,020

Gary J.G. Atkinson	2009	$264,846	(3)	$102,000	(4)	$32,300	(5)	$9,307	(6)	$408,453
Vice President, Chief Financial Officer	2008	$232,077	(3)	$—		$—	(5)	$8,883	(6)	$240,960

(1)	Scott Pancoast, our CEO and President, was paid a base salary of $385,000 per annum, effective as of March 1, 2009. Mr. Pancoast serves as a member of the board of directors of four WSIC portfolio companies. Mr. Pancoast may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.
(2)	Roger A. Sabbadini, Ph.D., our Chief Scientific Officer, is paid $220,000 per year, effective March 1, 2009, pursuant to his consulting agreement. Dr. Sabbadini may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.
(3)	Gary Atkinson, our Vice President and Chief Financial Officer, was paid a base salary of $266,000 per annum, effective as of March 1, 2009. Mr. Atkinson devotes his full time duties to the company, except that a portion of his time may, from time to time, be devoted to matters relating to Western States Investment Corporation (in which case, the company will be reimbursed by WSIC). Mr. Atkinson may be granted annual bonuses and stock options at the discretion of the Board, upon review and recommendation by the Compensation Committee.
(4)	Scott R. Pancoast Roger A. Sabbadini, and Gary J.G. Atkinson received bonuses in 2009 in recognition of their performance and achievements in 2008.

(5)	Option and Restricted Stock Units (“RSU”) award compensation represents the aggregate grant date fair value of stock option and restricted stock units grants. Material terms of option awards for each of the named executive officers are set forth in the following table entitled “Outstanding Equity Awards at Fiscal Year-End 2009”.
(6)	Amounts represent company matching 401(k) contributions.

The following table details unexercised stock options and restricted stock units for each of our Named Executives as of December 31, 2009.

	OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
	OPTION AWARDS					STOCK AWARDS
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (#) (4)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#) (5)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested ($) (5)
Name	Exercisable	Unexercisable
Scott R. Pancoast	200,000	—	(2)	$0.80	11/30/2015	278,906	$223,125	154,688	$123,750
	248,840	—	(2)	$0.22	5/16/2015
	600,000	—	(3)	$0.08	3/29/2015
	75,000	—		$0.05	8/25/2014

Roger A. Sabbadini	120,000	—		$0.80	11/30/2015	97,656	$78,125	57,188	$45,750
	121,810	—		$0.22	5/16/2015
	200,000	—		$0.11	11/6/2010
	54,200	—		$0.08	3/29/2015

Gary J.G. Atkinson	75,000	—	(2)	$0.80	11/30/2015	69,250	$55,400	37,500	$30,000
	225,000	—	(2)	$0.64	10/28/2015

(1)	For each option shown, the expiration date is the 10th anniversary of the date the option was granted.
(2)	One quarter of the shares vest one year from the date of grant, the remaining shares vest monthly over the following three years.
(3)	Shares vest monthly over four years.
(4)	Restricted Stock Units vest over a four-year period.
(5)	Performance based restricted stock units vest upon the achievement of specific performance objectives.

Narrative to Summary Compensation Table and Outstanding Equity Awards Table

The Compensation Committee granted merit-based non-statutory stock options and statutory stock options to the executive officers and other employees in previous years. Since November 2007, the Compensation Committee has granted only restricted stock units to the executive officers and our other employees.

Such grants of stock options and restricted stock units were granted out of our Amended and Restated 2005 Equity Incentive Plan (“the Plan”). There are 10,390,000 shares of Class A common stock authorized for grant under the Plan. The Plan allows for grants of incentive stock options with exercise prices of at least 100% of the fair market value of the Company’s Class A common stock, nonqualified options with exercise prices of at least 85% of the fair market value of the Company’s Class A common stock, restricted stock, and restricted stock units. All stock options granted to date have a ten-year life and vest over zero to five years. Restricted stock units granted have a five-year life and vest over zero to four years or upon the achievement of specified clinical trial milestones.

On March 27, 2006, following the approval by the Compensation Committee and Board of Directors, the Company entered into an employment agreement with Scott R. Pancoast, President and Chief Executive Officer. Under the terms of his employment agreement, Mr. Pancoast receives a minimum annual salary of $330,000. Effective November 10, 2008, Mr. Pancoast’s base salary under the employment agreement was increased to $367,500. Effective March 1, 2009, his base salary was increased to $385,000. Mr. Pancoast may be granted bonuses and equity compensation at the discretion of the Board, upon review and recommendation by the Compensation Committee. In February 2009, the Board approved a bonus in the amount of $172,000 for Mr. Pancoast. In December 2009, the Compensation Committee approved a bonus in the amount of $61,500 for Mr. Pancoast. Mr. Pancoast has restricted stock units for 717,818 shares of Lpath Class A common stock. Outstanding unvested RSUs vest over a four-year service period. If Mr. Pancoast’s employment is terminated by the Company without cause, he is entitled to receive his base salary and benefits for a period of 12 months following such termination, and the portion of his stock options and restricted stock units that would have vested during the 18 months following the termination will immediately vest. If Mr. Pancoast’s employment is terminated in connection with a change of control of the Company, then Mr. Pancoast will be paid his base salary and benefits for a period of 18 months following such termination, and the portion of his stock options and restricted stock units that would have vested during the 24 months following the termination will immediately vest.

On March 27, 2006, following the approval by the Compensation Committee and Board of Directors, the Company entered into an employment agreement with Gary Atkinson, Vice President and Chief Financial Officer. Under the terms of his employment agreement, Mr. Atkinson receives a minimum annual salary of $210,000. Effective November 1, 2008, Mr. Atkinson’s base salary under the employment agreement was increased to $260,000. Effective March 1, 2009, Mr. Atkinson’s base salary was increased to $266,000. Mr. Atkinson may be granted bonuses and equity compensation at the discretion of the Board, upon review and recommendation by the Compensation Committee. In February 2009, the Board approved a bonus in the amount of $76,000 for Mr. Atkinson. In December 2009 the Board approved a bonus of $26,000. Mr. Atkinson has restricted stock units for 175,500 shares of Lpath Class A common stock. Outstanding unvested RSUs vest over a four-year service period. If Mr. Atkinson’s employment is terminated by the Company without cause, he is entitled to receive his base salary and benefits for a period of 7 months following such termination. If Mr. Atkinson’s employment is terminated in connection with a change of control of the Company, then Mr. Atkinson will be paid his base salary and benefits for a period of 12 months following such termination, and the portion of his stock options and restricted stock units that would have vested during the 24 months following the termination will immediately vest.

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we contribute to each participant a matching contribution up to a maximum of 4% of the participant’s compensation, subject to statutory limitations. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Compensation of Directors

During 2009 the terms of the compensation arrangements for our non-management directors were as follows:

•	Non-management directors shall receive an annual payment of $30,000, which is payable in equal quarterly payments.

•

The Chair of the Audit Committee shall receive an additional annual payment of $16,000, payable in quarterly installments. Members of the Audit Committee shall receive an additional annual payment of $7,000, payable in quarterly installments.

•

Members of the Compensation Committee shall receive an additional annual payment, payable in quarterly installments, of $4,000 and the Chair of the Compensation Committee shall receive an additional annual payment of $9,000.

•

The non-management directors receive a grant of restricted stock units that is intended to be the sole non-cash compensation paid to non-management directors. These restricted stock units will vest in equal monthly installments over a one-year period.

Directors who are also executive officers of the Company are not paid additional compensation for serving as directors.

Director Compensation Fiscal Year 2009

Name	Fees Paid in Cash	RSU and Option Awards		Total
Jeffrey A. Ferrell	$41,000	$19,500	(1)	$60,500
Charles A. Mathews	$50,000	$17,000	(2)	$67,000
Daniel H. Petree	$46,000	$19,550	(3)	$65,550
Donald R Swortwood	$34,000	$19,550	(4)	$53,550

(1)	Mr. Ferrell was appointed to the Board on April 6, 2007, and first elected on October 9, 2007. As of December 31, 2009, Mr. Ferrell held 23,000 restricted stock units, of which 17,250 are vested.
(2)	As of December 31, 2009, Mr. Mathews held 50,000 stock options, of which 46,875 were vested and 40,000 restricted stock units, of which 28,750 were vested. Mr. Mathews was first elected to the Board on March 2, 2006.
(3)	Mr. Petree was appointed to the Board of Directors on November 10, 2008, and first elected on June 29, 2009. As of December 31, 2009, Mr. Petree held 23,000 restricted stock units all of which are vested.
(4)	As of December 31, 2009, Mr. Donald R. Swortwood held 50,000 stock options, of which 42,708 were vested and 20,000 restricted stock units, of which 15,000 are vested. Mr. Swortwood was first elected to the Board on July 25, 2006.

Director Attendance at Annual Meeting

The Company encourages members of the Board of Directors to attend annual meetings. Part of that encouragement consists of the Company reimbursing directors for reasonable out-of-pocket expenses incurred by them in attending the annual meeting.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the beneficial ownership of the Registrant’s Class A common stock by executive officers and directors, as well as stockholders who are known by us to own beneficially more than 5% of our Class A common stock, as of March 31, 2010. Except as listed below, the address of all owners listed is c/o Lpath, Inc., 6335 Ferris Square, Suite A, San Diego, CA 92121.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)
Barclays Plc 1 Churchill Place London, E145HP, England	8,421,100	(3)	15.9%
LB I Group Inc. 399 Park Avenue 9th Floor New York, NY 10022	7,591,098	(4)	13.3%
Charles Polsky Portfolio Manager WHI Growth Fund, L.P. 191 N. Wacker Drive, Suite 1500 Chicago, Il 60606	7,067,881	(5)	12.9%
Donald R. Swortwood Chairman & Chief Executive Officer Western States Investment Group 6335 Ferris Square, Ste A, San Diego, CA 92121 Director	6,353,633	(6)	11.8%
Letitia H. Swortwood Western States Investment Group 6335 Ferris Square, Ste A, San Diego, CA 92121	6,274,675	(7)	11.7%
E. Jeffrey Peierls 73 S. Holman Way Golden, CO 80401	5,593,618	(8)	10.3%

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)		Percent of Common Stock Outstanding(2)
Brian E. Peierls 7808 Harvestman Cove Austin, TX 78731	4,607,648	(9)	8.5%
Scott R. Pancoast President, Chief Executive Officer and Director	1,809,855	(10)	3.3%
Roger A. Sabbadini, Ph.D. Founder, Chief Scientific Officer, and Director	1,528,530	(11)	2.9%
Gary J.G. Atkinson Vice President, Chief Financial Officer and Secretary	430,625	(12)	*
Charles A. Mathews Director	90,000	(13)	*
Jeffrey A. Ferrell Director	33,000	(14)	*
Daniel H. Petree Director	33,000	(14)	*
All directors and executive officers as a group (seven persons)	10,278,643	(15)	19.2%

From time to time, the number of our shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our Class A common stock outstanding.

*	Less than one percent.
(1)	A person is considered to beneficially own any shares: (i) over which the person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.
(2)	Percentage information is based on 53,027,308 shares of Class A common stock outstanding as of March 31, 2010, plus each person’s warrants, options, and restricted stock units (RSUs) that are currently exercisable or vested (in the case of (RSUs) or that will become exercisable or vested within 60 days of March 31, 2010. Percentage information for each person assumes that no other individual will exercise any warrants and/or options.
(3)	Barclays Plc is a registered broker-dealer.
(4)	Includes 3,906,887 shares of Class A common stock issuable upon the exercise of warrants. Lehman Brothers Holdings Inc., a former public company and broker-dealer, now in Chapter 11 Bankruptcy receivership, is, to the knowledge of the Company, the direct parent company of Lehman Brothers Inc. and indirect parent of LB I Group, Inc.
(5)	Includes 1,607,350 shares of Class A common stock and 619,994 shares of Class A common stock issuable upon the exercise of warrants owned directly by WHI Growth Fund, L.P. Also includes 913,890 shares of Class A common stock and 373,230 shares of Class A common stock issuable upon the exercise of warrants held by WHI Morula Fund, LLC, 526,316 shares of Class A common stock and 131,579 shares of Class A common stock issuable upon the exercise of warrants held by WHI Morula Fund II, LLC, 842,120 shares of Class A common stock and 298,587 shares of Class A common stock issuable upon the exercise of warrants held by WHI Select Fund, L.P., and 1,315,796 shares of Class A common stock and 439,019 shares of Class A common stock issuable upon the exercise of warrants held by Panacea Fund, LLC. William Harris Investors, Inc., a registered investment advisor, serves as the General Partner for the WHI Growth Fund, L.P. and the WHI Select Fund, L.P. They also serve as the Manager of WHI Morula Fund, LLC, and the Panacea Fund, LLC.
(6)	Includes 604,980 shares of Class A common stock issuable upon the exercise of warrants, 48,958 shares of Class A common stock issuable upon the exercise of outstanding options, 30,000 shares of Class A common stock that are issuable pursuant to the terms of RSUs, and 588,000 shares of Class A common stock owned by WSIC. Mr. Swortwood owns 50% of WSIC.

(7)	Includes 604,980 shares of Class A common stock issuable upon the exercise of warrants, and 588,000 shares of Class A common stock owned by WSIC. Mrs. Swortwood owns 50% of WSIC.
(8)	Includes 381,579 shares of Class A common stock and 158,902 shares of Class A common stock issuable upon the exercise of warrants owned directly by Mr. E. Jeffrey Peierls. Also includes 2,786,842 shares of Class A common stock and 1,085,182 shares of Class A common stock issuable upon the exercise of warrants held by The Peierls Foundation, Inc. (the “Foundation”), and 242,105 shares of Class A common stock and 102,130 shares of Class A common stock issuable upon the exercise of warrants held by the U. D. Ethel Peierls Charitable Lead Trust (the “Lead Trust”), and 638,948 shares of Class A common stock and 197,930 shares of Class A common stock issuable upon the exercise of warrants held by the following trusts: UD E.F. Peierls for B.E. Peierls, UD E.F. Peierls for E.J. Peierls, UD J.N. Peierls for B.E. Peierls, UD J.N. Peierls for E.J. Peierls, UD E.S. Peierls for E.F. Peierls, UW Jennie Peierls for B.E. Peierls, UW Jennie Peierls for E.J. Peierls, UW E.S. Peierls for BEP Art VI-Accum, UW E.S. Peierls for EJP Art VI-Accum (the “Trusts”). Mr. E. Jeffrey Peierls is the President and a Director of the Foundation and is a Co-Trustee of the Lead Trust, and is a Co-Trustee of the Trusts. Mr. E. Jeffrey Peierls has voting and investment power over the shares of our Class A common stock held by the Foundation, the Lead Trust and the Trusts.
(9)	Includes 278,947 shares of Class A common stock and 112,442 shares of Class A common stock issuable upon the exercise of warrants owned directly by Mr. Brian E. Peierls. Also includes 2,786,842 shares of Class A common stock and 1,085,182 shares of Class A common stock issuable upon the exercise of warrants held by the Foundation and 242,105 shares of Class A common stock and 102,130 shares of Class A common stock issuable upon the exercise of warrants held by the Lead Trust. Mr. Brian E. Peierls is the Vice President and a Director of the Foundation and is a Co-Trustee of the Lead Trust. Mr. Brian E. Peierls has voting and investment power over the shares of our Class A common stock held by the Foundation and the Lead Trust.
(10)	Includes 34,796 shares of Class A common stock issuable upon the exercise of warrants, 1,123,840 shares of Class A common stock issuable upon the exercise of outstanding options and 536,719 shares of Class A common stock that are issuable pursuant to the terms of RSUs.
(11)	Includes 496,010 shares of Class A common stock issuable upon the exercise of outstanding options and 196,720 shares of Class A common stock that are issuable pursuant to the terms of RSUs.
(12)	Includes 300,000 shares of Class A common stock issuable upon the exercise of outstanding options and 130,625 shares of Class A common stock that are issuable pursuant to the terms of RSUs.
(13)	Includes 50,000 shares of Class A common stock issuable upon the exercise of outstanding options and 40,000 shares of Class A common stock that are issuable pursuant to the terms of RSUs.
(14)	Includes 33,000 shares of Class A common stock issuable pursuant to the terms of RSUs.
(15)	Includes shares held by all of the directors and executive officers, including Donald R. Swortwood, Scott R. Pancoast, Roger A. Sabbadini, Ph.D., Gary J.G. Atkinson, Charles A. Mathews, Daniel H. Petree, and Jeffrey A. Ferrell.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for those noted below, we have not engaged in any transaction since January 1, 2009 in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year end for fiscal 2008 and 2009 and in which any of our directors, named executive officers or any holder of more than 5% of our Class A common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest.

Lpath subleases a portion of its facility to Western States Investment Corporation (“WSIC”), owned by two individuals who are among Lpath’s largest stockholders. The terms of the sublease, in general, are the same as the terms of the company’s direct lease. In addition, certain Lpath employees provide investment oversight, accounting, and other administrative services WSIC. Certain WSIC employees also provide services to Lpath. Lpath and WSIC reimburse each other for costs incurred on behalf of the other entity.

During 2009, WSIC reimbursed Lpath $115,200 for investment oversight expenses, $18,478 for lease and facility related expenses. During 2009, Lpath reimbursed WSIC $42,078 for accounting and administrative expenses.

As of December 31, 2009, there were no amounts due to or from WSIC. As of December 31, 2008, WSIC owed Lpath $1,480 for lease and facility expenses. As of December 31, 2008, Lpath owed WSIC $8,816 for accounting and administrative expenses. There were no amounts due to or from WSIC as of December 31, 2009.

We believe that each of the transactions set forth above, which could be deemed a transaction with a related party: (i) were entered into on terms as fair as those that could be obtained from independent third parties, and (ii) were ratified by a majority (but no less than two) of our independent directors or by our Audit Committee pursuant to Section III, Item 9(d) of our Audit Committee Charter, who, in either case, did not have an interest in the transaction and who had access to our counsel at our expense.

Director Independence

We currently have four “independent directors” as determined by our Board of Directors, and one non-independent director. In assessing director independence, we follow the criteria of the Nasdaq Stock Market. Our current independent directors are Jeffrey Ferrell, Charles Mathews, Daniel Petree and Donald Swortwood.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation, as amended, incorporates certain provisions permitted under Article 78 of the Nevada Revised Statutes relating to the liability of Directors. The provisions eliminate a Director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a Director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a Director’s duty of care. Moreover, the provisions do not apply to claims against a Director for violations of certain laws, including federal securities laws.

Our Articles of Incorporation, as amended, also contains provisions to indemnify the Directors, officers, employees or other agents to the fullest extent permitted by Article 78 of the Nevada Revised Statutes. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as Directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our Directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Expenses estimated to be incurred by Lpath, Inc. for the issuance and distribution of this prospectus are as follows:

SEC registration fee	$0.00
Printing and reproduction costs	10,000.00
Legal and accounting fees and expenses	35,000.00
Total	$45,000.00

Item 14.	Indemnification of Directors and Officers.

Our Bylaws provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for our best interests.

Our Bylaws further state that we shall provide to any person who is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

Our Articles of Incorporation state that any of our directors or officers shall not be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors or officers for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states:

“Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer.”

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO ANY OF OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SUCH ACT AND IS THEREFORE UNENFORCEABLE.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.	Recent Sales of Unregistered Securities.

In November 2005, we sold 7,562,250 shares of common stock and 3,781,125 warrants to purchase common stock in connection with a $6,049,800 aggregate offering of units at a price of $1.60 per unit. Each unit consisted of two shares of common stock and one warrant to purchase an additional share of common stock at a price of $1.50 per share. The warrants expire on September 30, 2010. Investors who purchased at least 625,000 units also received a bonus warrant to buy 10% of the number of shares of common stock purchased on identical terms to those previously described. This resulted in 306,250 additional warrants being issued. In connection with the placement of units with investors, placement agents were issued 413,797 warrants, each exercisable for one share of common stock at an exercise price of $0.80. Of the 413,797 warrants issued to placement agents, 108,125 expire on May 30, 2008 and 305,672 expire on September 30, 2010.

Between June 2005 and November 2005, the company issued 1,300,000 shares of common stock and 1,560,000 warrants. This was the result of the sale of 130,000 units by the company. Each unit consisted of 10 shares of common stock and a warrant to purchase an additional 12 shares of common stock at the exercise price of $0.60 per share. The warrants expire on May 31, 2007. The price per unit was $5.00 and resulted in proceeds of $650,000.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth two paragraphs above.

In January 2006, we received approval from our Board of Directors and a majority of the stockholders who participated in the November 30, 2005 financing to raise additional capital through a supplemental financing transaction. The offering price was $1.90 per Unit. Each Unit consisted of two shares of common stock and a warrant to purchase an additional share of common stock at $1.50 per share. The warrant has an expiration date of September 30, 2010. The supplemental financing closed on January 31, 2006. Proceeds of $636,140 were received for the sale of 334,813 Units.

On March 24, 2006, the company obtained further approval from the applicable shareholders to raise additional capital through an additional supplemental financing transaction. The pricing and material terms of such March 2006 offering were identical to the earlier January 2006 supplemental round financing (which is described in Note 11 to the Consolidated Financial Statements). Proceeds of $396,000 were received for the sale of 208,423 Units (each Unit consisting of two shares of the company’s Class A common stock and a warrant to purchase an additional share of such common stock).

On April 6, 2007, we entered into a Securities Purchase Agreement with various accredited investors pursuant to which the Investors agreed to purchase from us an aggregate of 17.7 million shares of the Company’s Class A common stock and 6.2 million warrants exercisable to purchase our Class A common stock at an exercise price of $1.05 per share for an aggregate purchase price of $16.8 million. The initial closing under the Purchase Agreement occurred on April 6, 2007 (the “Initial Closing”). At the Initial Closing, we received gross proceeds of $13.9 million from the investors and issued 14.6 million shares of our Class A common stock and 5.1 million warrants. The remaining $2.9 million of the aggregate purchase price was funded at a second closing held on June 13, 2007. As a condition to the second closing, our stockholders at a special meeting held on June 8, 2007 approved an increase in the (i) authorized Class A common stock to at least 100 million shares and (ii) number of shares covered by the Company’s 2005 stock option plan to 10.39 million shares. At the second closing, we received the remaining $2.9 million of the aggregate purchase price for which we will issued to the Investors 3.1 million shares of our Class A common stock and 1.1 million Warrants.

On August 18, 2008, the Company entered into the Stock Purchase Agreement (the “2008 SPA”) by and between the Company and certain investors (the 2008 SPA and related documents, together, the “2008 Financing”). Pursuant to the 2008 SPA, the Company sold shares of its Class A common stock at $0.95 per share and also issued warrants to purchase Class A common stock equal to 25% of the shares purchased by each investor, at an exercise price of $1.25 per share, for aggregate proceeds of approximately $6.7 million.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth above.

The offer and sale of our securities summarized above were made to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) and without any publicity or advertising, and thus subject to an exemption from registration under Section 4(2) of the Securities Act as a transaction by the issuer not involving a public offering.

Item 16.	Exhibits.

(a)	Exhibits required by Item 601 of Regulation S-K. The following exhibits are filed as a part of, or incorporated by reference into, this Report:

2.1*	Agreement and Plan of Reorganization, by and between Neighborhood Connections, Inc., Neighborhood Connections Acquisition Corporation, and Lpath Therapeutics Inc. dated July 15, 2005.

2.2	Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on March 22, 2004 and incorporated herein by reference).

3.1*	Amendment to Articles of Incorporation filed December 1, 2005.

3.2	Articles of Incorporation filed on September 18, 2002 (filed as Exhibit 3.1 to Amendment No. 1 to the Annual Report on Form 10-KSB/A for the year ended December 31, 2003 (the “2003 Amended 10-KSB”) (filed on March 25, 2004 and incorporated herein by reference).

3.3	Amendment to Articles of Incorporation filed on December 27, 2002 (filed as Exhibit 3.3 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference).

3.4	Amended and Restated By-laws (filed as Exhibit 3.4 to the Quarterly Report on Form 10-QSB filed on November 13, 2006 and incorporated herein by reference).

3.5	Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (filed as Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199 (the “June 2007 SB-2”) and incorporated herein by reference).

3.6	Amendment to Articles of Incorporation filed on June 8, 2007 (filed as Exhibit 3.6 to the June 2007 SB-2 and incorporated herein by reference).

4.1*	Form of Warrant issued to Western States Investment Corporation for lease guaranty.

4.2*	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated June 30, 2005.

4.3*	Form of Warrant issued to purchasers of Convertible Secured Promissory Notes as amended by the Omnibus Amendment to Convertible Secured Promissory Notes and Warrants dated November 30, 2005.

4.4*	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated November 30, 2005.

4.5#	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated January 31, 2006.

4.6	Form of Warrant issued pursuant to the Common Stock and Warrant Purchase Agreement dated March 28, 2006 (filed as Exhibit 4.7 to the registration statement on Form SB-2 filed on March 30, 2006, SEC File No. 333-132850, and incorporated herein by reference).

4.7	Form of Warrant issued pursuant to the Securities Purchase Agreement dated April 6, 2007 (April 2007 Warrants) (filed as Exhibit 4.7 to the June 2007 SB-2 and incorporated herein by reference).

4.8	Form of Warrant issued pursuant to the Securities Purchase Agreement dated June 13, 2007 (June 2007 Warrants) (filed as Exhibit 4.8 to the June 2007 SB-2 and incorporated herein by reference).

4.9	Form of Warrant issued pursuant to the Securities Purchase Agreement dated August 12, 2008 (August 2008 Warrants) (filed as Exhibit 4.10 to the registration statement on Form S-1 filed on September 11, 2008, SEC File No. 333-153423 and incorporated herein by reference).

5.1	Opinion of DLA Piper, LLP (US) (filed as Exhibit 5.1 attached herewith).

10.1*	Lease Agreement dated August 12, 2005 between Lpath Therapeutics Inc. and Pointe Camino Windell, LLC.

10.2*	Research Agreement dated January 28, 2004 between Medlyte, Inc. and San Diego State University, together with Amendments No. 1 and No. 2.

10.3*	Assignment Agreement dated June 9, 2005 between Lpath Therapeutics Inc. and LPL Technologies, Inc.

10.4	Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (filed as Exhibit 10.4 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.5*	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (filed as Appendix A to the company’s Schedule 14-A Proxy Statement filed on August 28, 2007 and incorporated herein by reference).+

10.6#	Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc.

10.7**	Form of Employment Agreement between Lpath, Inc. and Scott R. Pancoast dated as of January 1, 2006.+

10.8**	Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006.+

10.9**	Form of Consultant Agreement between Lpath, Inc. and Roger Sabbadini dated as of February 1, 2006.+

10.10	Development and Manufacturing Services Agreement dated August 16, 2006 between Lpath Inc. and Laureate Pharma, Inc. (filed as Exhibit 10.13 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 filed on November 13, 2006 and incorporated by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.11	Securities Purchase Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.14 to the June 2007 SB-2 and incorporated herein by reference).

10.12	Registration Rights Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.15 to the June 2007 SB-2 and incorporated herein by reference).

10.13##	License Agreement dated August 8, 2006 between Lonza Biologics PLC and Lpath, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.14++	Securities Purchase Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as Exhibit 10.17 to the 2008 S-1 and incorporated herein by reference).

10.15++	Registration Rights Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as Exhibit 10.18 to the 2008 S-1 and incorporated herein by reference).

10.16++	License Agreement, dated as of October 28, 2008, by and between Lpath, Inc. and Merck KgaA (portions of this exhibit have been omitted pursuant to a request for confidential treatment)

14.1#	Code of Ethics of Lpath, Inc.

21.1#	List of Subsidiaries of Registrant.

23.1	Consent of Moss Adams LLP (contained in Exhibit 23.1 attached herewith)

23.2	Consent of LevitZacks (contained in Exhibit 23.2 attached herewith).

23.3	Consent of DLA Piper, LLP (US) (contained in Exhibit 5.1 attached herewith).

*	Filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference
#	Filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 16, 2006 and incorporated herein by reference
**	Filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference
##	Filed as an exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed with the SEC on November 13, 2007 and incorporated herein by reference
+	Management contract, or compensation plan or arrangement
++	Filed an as exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 25, 2009 and incorporated herein by reference.

(b)	Financial statement schedules

All financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or other notes hereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes that:

(1) It will file, during any period in which it offers or sell securities, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof; and

(3) It will remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Post-Effective Amendment No. 4 to Form S-1 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of San Diego, State of California, on May 7, 2010.

LPATH, INC.

/s/ SCOTT R. PANCOAST
Scott R. Pancoast, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SCOTT R. PANCOAST Scott R. Pancoast	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 7, 2010

/s/ GARY J. G. ATKINSON Gary J. G. Atkinson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 7, 2010

/s/ CHARLES A. MATHEWS Charles A. Mathews	Director	May 7, 2010

/s/ DONALD R. SWORTWOOD Donald R. Swortwood	Director	May 7, 2010

/s/ DANIEL H. PETREE Daniel H. Petree	Director	May 7, 2010

/s/ JEFFREY FERRELL Jeffrey Ferrell	Director	May 7, 2010